06012623

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REGISTRANT'S NAME Micro Focus International plc

*CURRENT ADDRESS 22-30 Old Bath Road
Newbury
Berkshire UK
RG14 1QN

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 19 2006 E
THOMSON
FINANCIAL

FILE NO. 82- 34962   FISCAL YEAR 4/30/05

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DAT : 4/19/06

82-34962

MICRO FOCUS

ARLS
4-30-05











Unlocking the Value of Legacy™

Annual report 2005

Contents

Agile solutions

Our Leverage and Extend and Lift and Shift™ solutions make it possible to protect investment in legacy applications by migrating them to more open and flexible contemporary platforms.



Micro Focus, founded in 1976, is a leading provider of legacy development and deployment software. Our Leverage and Extend and Lift and Shift™ solutions enable our customers, which include more than 70 of the 2004 Fortune "Global 100" companies, to continue to gain value from their legacy of investment in business applications.

We enable more than 5,000 customers and one million licensed users, across the financial services, government, healthcare, retail, manufacturing and software industries, worldwide, to improve their efficiency, to take advantage of Web Services and to migrate legacy applications to modern environments. We also work with a variety of partners, including systems integrators, platform providers, resellers and other technology companies, to extend our capabilities.

Our ability to deliver evolutionary and cost-effective solutions is sustained by our commitment to remaining at the forefront of technology and product development.





Because technology platforms are constantly moving there will always be a need to unlock strategically important business applications from the constraints of older hardware and software platforms. This enables our customers to reduce the cost of their IT operations, whilst at the same time increasing their agility to meet the demands of their businesses with minimal risk. Micro Focus calls this simply...

Unlocking the Value of Legacy™

Group at a glance



- Turnover increased 19.3% to $150.6 million (2004: $126.3 million).
- Turnover increased 15% at constant currency.
- EBITDA increased 35.0% to $41.7 million (2004: $30.9 million) and adjusted EBTIDA increased 45.7% to $48.7 million (2004: $33.5 million).
- Profit on ordinary activities before tax increased 25.6% to $27.7 million (2004: $22.0 million).
- Basic earnings per share increased 21.8% to 11.91c (2004: 9.78c).
- Successful IPO in May 2005.



Turnover
$million
160
140
120
100
80
60
40
20
0
04
05
Adjusted EBITDA
$million
50
40
30
20
10
0
04
05
Operating profit
$million
40
35
30
25
20
15
10
5
0
04
05
R&D expenditure
$million
25
20
15
10
5
0
04
05

8 April 2004
Microsoft and Micro Focus form the MMA
New product release to Lift and Shift legacy applications to Windows platforms.

2 June 2004
Opening of new offices in St Albans, UK.

8 June 2004
New product release to Leverage and Extend IBM mainframe applications.

17 August 2004
New product releases to Lift and Shift legacy applications to HP and IBM eServer platforms.

30 Sept 2004
Awarded the status of Microsoft Gold Certified Partner.

4 Dec 2004
Opening of new offices in Durham, North Carolina.

Revenues by type
$million


79.9
66.7
4.1

- Licence fees
- Maintenance fees
- Consulting fees

Revenues by region
$million


73.2
57.4
20.1

- North America
- Europe and Middle East
- Rest of the world

Number of offices


06
13
03

- North America
- Europe and Middle East
- Rest of the world

Number of employees by region


210
253
23

- North America
- Europe and Middle East
- Rest of the world

Number of employees by function


159
183
144

- General and administration
- Sales and distribution
- Research and development

Cost breakdown
$million


6.3
23.4
48.1
36.9

- Cost of sales
- R&D costs
- Selling and distribution costs
- Other admin costs

7 Feb 2005
Single development environment based on Microsoft Visual Studio announced.

3 March 2005
New product release to Leverage and Extend legacy applications running on Intel® Itanium 2 processor based platforms.

14 March 2005
Won a global award recognising exemplary customer service standards for the fourth consecutive year.

17 May 2005
Micro Focus International Plc acquired the entire share capital of Micro Focus International Limited.

17 May 2005
The ordinary shares of Micro Focus International Plc are admitted to the Official List and to the main market of the London Stock Exchange for listed securities.

6 June 2005
Dr Anthony Hill wins "Technology CEO of the Year" award.

Chairman's statement



I am delighted to welcome shareholders to this, the first annual report of Micro Focus International Plc.

On 17 May 2005, the share capital of Micro Focus International Limited ("Operating Company") was acquired by Micro Focus International Plc ("Company") in a share-for-share exchange with the previous shareholders of the Operating Company. On 17 May 2005, the ordinary shares of the Company were admitted to the Official List and to the London Stock Exchange to be traded on its main market for listed securities. This annual report concentrates on providing shareholders with consolidated information on the Operating Company and its subsidiaries.

Whilst the Operating Company traces its origins back to 1976 the current strategy has evolved since 2001, when the business was acquired by Golden Gate Capital, a US-based private equity fund. Since that time we have refocused the business on legacy development and deployment, a strategy which has formed the basis of our success over the past four years. We have increased revenues from $79 million for the nine months ended April 2002, to $110 million for the comparable nine months ended January 2005, and further to $151 million for the full year ended 30 April 2005.

Our strategy

Our strategy is to help our customers leverage their legacy assets. We do this by expanding the market for mainframe migration, strengthening existing customer relationships, extending leveraged sales channels, continuing to develop innovative technology and by pursuing selected opportunities for acquisition. This is covered in more detail in the Chief Executive Officer's review of operations on pages 7 to 11.

The IPO

The Company raised $122 million in the IPO, the net proceeds being used to repay the full balance of the debt outstanding under facilities with Wells Fargo Foothill, Inc. and DB Zwirn Special Opportunities Fund (including early payment fees). This has left the Company with a strong balance sheet to pursue its strategy.

Our people

Our board comprises two executive and five non-executive directors. Dr Anthony Hill, who has been with the Operating Company or one of its antecedents since 1987, became Chief Executive Officer and President of the Operating Group in August 2001. Richard Lloyd, who has been with the Operating Company or one of its antecedents since 1991, became Chief Financial Officer of the Operating Group in August 2001. I was pleased to accept the role of non-executive Chairman on 4 April 2005. Our other non-executive directors are David Dominik and Prescott Ashe, who are founders and Managing Directors of Golden Gate Capital, David Maloney, who has extensive experience in finance at a number of leading companies, and John Browett who was appointed as a non-executive director on 1 July 2005 (biographies of the board members are shown on page 15).

We are fortunate to have a highly skilled, experienced and loyal family of employees, including a senior management team four of whom have been with the Company for more than 20 years.

I thank my fellow directors, the members of the management team and, indeed, all employees for their energy, commitment and contribution during the past year, which has been a time of immense change and demanding deadlines.

The future

Our business model is continuing to prove its value. Over the past year we have achieved greater penetration of our target markets and, following the IPO and the repayment of loans, we are financially well positioned to maintain profitable growth and to generate cash. I am confident that Micro Focus will continue to prosper and will deliver good value to all its stakeholders.

Kevin Loosemore *Chairman*
3 August 2005



In the 40 years since the IBM mainframe was introduced, more than $1 trillion has been invested in building information technology (IT) infrastructures. In those years, technology has developed radically, from mainframes to distributed and internet-enabled computing, and from programming languages, such as Assembler, COBOL and PL/I, to C, C++ and Java. A significant proportion of the world's IT infrastructure is still, however, based on mainframe or "legacy" technologies and applications, and around 70% of business operations are still supported by them.

By April 2005, there were approximately 16,000 IBM mainframes in use around the world. Many operations supported by legacy applications are based on COBOL. It is estimated that more than 200 billion lines of COBOL code are in use today and that COBOL applications continue to process 85% of all computer transactions.

Over time, IT organisations are deploying more business applications on Windows, UNIX and Linux operating environments. We estimate that the compound annual growth rate (CAGR) for Windows, UNIX and Linux deployment software will be approximately 7.2% from 2003 to 2008, and that much of this new workload will be based on legacy applications. The Web Services market, which is fuelling growth in the reuse of legacy applications on contemporary platforms, is expected to grow at a rate of 42.4% CAGR over the same period.

Our Leverage and Extend and Lift and Shift™ solutions enable our customers to modernise their legacy using contemporary platforms.

Leverage and Extend

This solution enables our customers to:

- Leverage existing information technology assets by allowing developers to use existing skills and code within a productive Windows-based environment and to manage all aspects of legacy application development. This significantly improves developer productivity, as well as reducing risks relating to quality and unavailability; and

- Extend legacy applications which deliver core business services into new business processes using service-oriented architectures and Web Services frameworks quickly and easily.

Leverage and Extend is used by many large organisations, such as those in the financial, insurance and government sectors, which have invested heavily in legacy IT and which have a strategic commitment to an existing platform – often a mainframe. Leverage and Extend is also used by many packaged application providers, such as Lawson and Misys, who embed our software in their applications on a wide range of contemporary platforms.

Lift and Shift™

This solution, introduced in 2004, enables organisations to reduce their dependence on IBM mainframes when there are compelling business reasons to exploit alternative, lower-cost platforms. Lift and Shift™ makes it possible to migrate legacy applications to lower-cost, more open and flexible contemporary platforms, such as Windows, UNIX or Linux, and to reuse existing skills and code. Migration can be implemented more quickly, more successfully and more economically than writing new applications or implementing commercial application packages.

Combining Leverage and Extend and Lift and Shift™

The intrinsic strength of these solutions is that they can be implemented across a wide range of technologies – individually or in combination. When used together, they can transform an IT cost base, increase its scalability and turn legacy applications into strategic assets.

WEB SERVICES ARE THE BRIDGE FROM THE OLD TO THE NEW. $3.6 BILLION MARKET OPPORTUNITY FORECAST BY 2008. 2003-2008 CAGR OF 42%.



Expertise

We have developed a deep technical understanding of legacy technologies and contemporary platforms which we deliver to our customers in Micro Focus Studio and Server products, which, amongst other things, provide a complete environment for developing IBM mainframe applications on a laptop computer.

Our products provide customers with a broad range of rapid legacy application development and deployment tools, collectively known as Micro Focus Studio and Micro Focus Server. These give customers the power to maximise their investments in legacy applications using contemporary architectures and Web Services frameworks, such as .NET, J2EE and XML.

Micro Focus Studio

Micro Focus Studio is a collection of development software products which are used in a highly-productive, Microsoft Windows development environment to Leverage and Extend legacy applications, regardless of the platform which is used to deploy them. Micro Focus Studio development software is also used to Lift and Shift™ legacy applications from mainframes to contemporary platforms.

Micro Focus Studio software includes the following products:

Mainframe Express® Enterprise Edition is a complete mainframe application development and extension environment which provides automated code generation, analysis, compilation, debugging and unit testing of mainframe applications on a desktop while facilitating the flexibility to extend existing transactions to contemporary application architectures, such as .NET, J2EE and Web Services.

Net Express® with .NET is an integrated development environment based on Microsoft Visual Studio, which is used to modernise and extend legacy applications for the Microsoft Windows platform and the .NET framework. It can be used in conjunction with Micro Focus Server Express to deploy applications to UNIX and Linux platforms.

Server Express™ is a development environment based on UNIX and Linux, which is used to modernise and extend legacy applications that are to be deployed on platforms, such as RedHat and Novell Linux, HP-UX, IBM AIX and SUN Solaris, with J2EE environments and Web Services framework.

Revolve® Enterprise Edition helps developers adapt legacy applications more quickly by enabling them to analyse the impact of change and to manage large inventories of code.

Micro Focus Server

Micro Focus Server is deployment software which customers use to integrate their legacy applications with contemporary architectures and Web Services frameworks, and deploy them on all leading contemporary platforms.

Micro Focus Server software includes the following products:

Application Server™ is a high-performance execution environment which incorporates powerful facilities that enable COBOL applications to run on all leading Windows, UNIX and Linux platforms, including support for the latest 64-bit technologies.

Enterprise Server™ is a high-performance transaction processing environment. Fully compatible with IBM mainframe technology, Enterprise Server enables the deployment of mainframe legacy applications and provides seamless integration with .NET and J2EE architectures and Web Services frameworks to facilitate the implementation of service-oriented architectures.

Additional development and deployment tools

Micro Focus also offers additional legacy development and deployment tools. These include Micro Focus APS, Micro Focus AppMaster Builder, Micro Focus Enterprise Link®, Micro Focus Object COBOL Developer Suite™ and Micro Focus Eurosmart.

Chief Executive Officer's review of operations



The 12 months to April 2005 have been excellent for Micro Focus with revenues up 19.3% to over $150 million. At the same time we have substantially improved both profit margins and the cash flows from our operations.

We believe that our success is driven by the need for companies to increase their agility while, at the same time, reducing costs and minimising risk. This imperative has led many to look for ways to capitalise on their investment in legacy technology. As much as 80% of an organisation's software budget may be used to maintain and operate legacy applications which have traditionally been too inflexible to integrate with one another or with newer technologies. The lower cost of contemporary platforms combined with technical advances, such as security, flexibility and scalability, and the emergence of enabling technologies, such as Web Services and service-oriented architectures, has driven many organisations to look for ways to re-use their legacy investments.

Organisations seeking to modernise their IT infrastructure broadly have the following alternatives:

- Improve the development infrastructure for their current applications and platforms by increasing developer productivity and lowering development costs. We refer to this as Leverage and Extend;

- Extend critical legacy applications and services on current platforms to new internal and external user communities by using the Internet and contemporary architectures, also part of Leverage and Extend;

- Move legacy applications from current high-cost or end-of-life platforms, such as the mainframe, to more contemporary, open and flexible platforms, such as Windows, UNIX and Linux. We refer to this as Lift and Shift™; and

- Replace legacy applications on mainframes with new packages or new custom-built applications which run on more contemporary, open and flexible platforms, such as Windows, UNIX and Linux, often referred to in the industry as Rip and Replace.

Our legacy application development and deployment software, described in the technology review on pages 5 to 6, enables our customers to improve their development infrastructure, to extend legacy applications to new users and to move them to contemporary platforms. We believe that the high costs and risks associated with large-scale replacement projects are rarely viable in today's climate of tight cost and risk management and are, in most instances, unnecessary.

Customers

We sell our software through three channels:

- Direct customers buy our software to maintain and operate core legacy business applications and pay licence and maintenance fees direct to us;

- Indirect customers buy our software and pay licence and maintenance fees through packaged application providers and systems integrators; and

- Resellers sell Micro Focus software in geographic areas where Micro Focus does not have a presence.

Micro Focus in education

"We were able to preserve our investment in COBOL at low cost and risk because our programmers were able to become productive so quickly. Leveraging and extending our legacy system was the best option for us, and Micro Focus helped us preserve the value of our legacy investment."

John Elliott, Director of Information Technology, Campus Partners

Chief Executive Officer's review of operations

Strengths

Our technology and resources enable businesses to extract value from legacy applications, platforms and architectures in a continually, and rapidly changing, IT environment. Below I highlight the key strengths of the Company which I believe place Micro Focus in a unique position to help IT organisations across the globe to reduce costs, increase agility and minimise risk by leveraging their legacy assets.

We have deep technical understanding of legacy technologies (for example, CICS, IMS, PL/I, Assembler, COBOL, DB2, Rexx, JCL and TSO) combined with that of contemporary platforms, (Windows, UNIX and Linux) and architectures (.NET, J2EE and Web Services). Our collaboration with specialist technology partners supplements this knowledge, giving us and our customers access to expertise in legacy technologies, such as Natural, Adabas, IDMS and RPG.

Our expertise, developed over 30 years, with a strong record of technology innovation in legacy development and deployment solutions, has resulted in more than one million licensed users of our software around the world. Our customers include more than 70 of the Fortune Global 100 companies. They include companies who operate in a wide range of industry sectors, including financial services, insurance and government, of varying sizes and over a wide geographic area. Approximately 49% of our turnover is derived from North America, 38% from Europe and the Middle East, and 13% from the rest of the world. No single customer dominates. Because our products are deeply integrated into our customers' core IT systems, we have been able to create and maintain long-term relationships with them.

Innovative

We have a strong record, based on 30 years' experience, of developing legacy and deployment solutions to enable customers to evolve, rather than replace, their technology.



We have developed a strong platform, technology, service and application partner ecosystem to expand our ability to develop, market and distribute our products, and to further support our customers' legacy modernisation initiatives. For example:

- Micro Focus is a member of the IBM Partnerworld programme. We are a Microsoft Gold Certified Partner and a premier member of Microsoft's Visual Studio Industry Partner programme. In 2004, we jointly announced the formation of the MMA with Microsoft;

- We founded the Migration and Transformation Consortium, a global network of companies which specialises in modernising legacy systems with a combination of our software, specialist technology and legacy expertise;

- Systems integrators such as Accenture, CSC and EDS work with us to provide migration and deployment services which use our Lift and Shift™ software to minimise the risk of moving customers' applications to a contemporary platform; and

- Our application partners offer a range of packaged applications which feature the latest technology innovations and which can be implemented across a wide range of mainframe and contemporary platforms.

Micro Focus in financial services

"With Net Express, CNB has shown that they can easily exchange data across legacy and new systems, minimising the disruption of acquisitions while gaining agility to meet new business requirements as they emerge."

Ed Proud, Vice President Information Systems, County National Bank



Global diversity

More than one million users around the world are licensed to use our software: our customers include more than 70 of the Fortune Global 100 companies.

Micro Focus in energy

"As we move proprietary credit card programmes to a services-based technology environment, Valero needed a solution that would allow for a phased low-risk approach. One that took advantage of existing COBOL assets."

Steve DiPaola, Vice President of Administrative Systems and Production Support, Valero Energy Corporation

85% OF ALL TRANSACTIONS ARE PROCESSED BY LEGACY APPLICATIONS.

Long-term customer relationships have resulted in a relatively stable stream of revenue from recurring maintenance fees, as well as from licence fees from packaged application providers. Around 44% of our revenue is derived from maintenance contracts and, in the year ended 30 April 2005, around 90% of our customers in the US, the UK and Germany (which together accounted for approximately 75% of our total maintenance fee revenue) renewed their contracts with us.

Our senior management team has more than 110 years' combined experience in the software industry. Our technical teams, who come from diverse backgrounds, are application, platform and software engineering experts, and often choose to stay with us for many years. This stability, combined with our expertise, gives us a strong basis on which to execute our strategy.

Strategy

Our objective is to be the leading global provider of legacy development and deployment software. We believe we will achieve this with the strategies outlined below.

We will endeavour to strengthen relationships with existing customers by promoting our complementary Leverage and



Focused

Our objective is to become the leading global provider of legacy and deployment software. Our common-sense approach to upgrading customers' IT drives the realisation of this ambition.

Micro Focus in retail

"The migration to a Micro Focus environment under Windows has enabled us to re-allocate the $150,000 we saved by slashing our IT budget into business development. We expect to experience a dramatic rise in productivity due to the enhanced capabilities and increased efficiencies of the system, which has already enabled us to boost customer service and create better methods to market our products."

Léo Théberge, CIO, Québec Loisirs

Extend and Lift and Shift™ solutions. We believe that opportunities also exist to help systems integrators develop and deploy their own legacy applications.

The market for mainframe migration is expanding rapidly. We have been involved in more than 20 Lift and Shift™ projects since we launched the software in April 2004. We aim to increase awareness of this solution through marketing and by establishing alliances with large systems integrators, and software and hardware vendors, including members of the MMA. The increasing level of interest from customers and the growth in the average size of projects is, we believe, evidence that the market for mainframe migration continues to grow.

We aim to increase indirect sales through packaged application providers, systems integrators and resellers by strengthening existing relationships with key industry players, such as Accenture, EDS and CSC, and by developing new relationships with other industry leaders. We intend to continue to

$1 TRILLION INVESTMENT IN LEGACY OVER LAST 30 YEARS.

focus on selling software licences, and the associated maintenance, and to rely on our systems integrator partners for professional services.

We endeavour to continue to develop innovative technology and we will further invest in expanding the features and functionality of our technology and products. We intend to maintain a leading position in our market for legacy application development and deployment software by co-operating with our partners to expand the coverage of our technologies and products.

We intend to pursue selected technology-based acquisitions to take advantage of the growing mainframe migration market. This will enable us to ensure that our technologies cover all the necessary legacy and contemporary architectures, platforms and applications. Any acquisition will be incremental and will be selected to supplement existing products and to expand our customer base.

Partnerships

We have developed an application partner system to expand our ability to develop, market and distribute our products and to support our customers' legacy modernisation.



Helping customers compete in a global economy

We help customers meet new industry regulations (such as Basel II and Sarbanes-Oxley) and add value to their businesses by enabling them to re-use and extend their legacy investments to new internal and external user communities. Our software increases the agility of their systems and the effectiveness of their employees with minimum risk.

Micro Focus Leverage and Extend reduces development costs by using available skills and platforms efficiently, and increases agility through the use of development tools, based on Windows, to extend legacy applications to J2EE, .NET or Web Services.

Micro Focus Lift and Shift™ lowers hardware and software costs by migrating legacy applications to modern, open and extensible platforms. Lift and Shift™ is underpinned by extensive support for mainframe applications on contemporary Windows, UNIX and Linux platforms. Because of this, many applications can be migrated in a fraction of the time it would take to build a new application or to implement a new commercial package.

We are committed to helping organisations protect their investment in legacy applications. With the help of our technology and over 50 active partners, more than 5,000 customers have already leveraged their legacy assets.

Tony Hill

Dr Anthony Hill *Chief Executive Officer*
3 August 2005

Micro Focus in partnership

"Micro Focus and Microsoft have helped us position INGENIUM to a wider range of customers without sacrificing the security or scalability we enjoy on the mainframe version, which many of our customers continue to use. It truly is the best of both worlds."

Blair Goulet, Senior Vice President, Strategy and Global Initiatives, SOLCORP

Chief Financial Officer's review



Results of operations

Overall our results were in line with market expectations. This is an excellent set of results reflecting the hard work of all our people.

On 17 May 2005, the share capital of Micro Focus International Limited ("Operating Company") was acquired by Micro Focus International Plc ("Company") in a share-for-share exchange with the previous shareholders of the Operating Company. On 17 May 2005, the ordinary shares of the Company were admitted to the Official List and to the London Stock Exchange to be traded on its main market for listed securities.

Turnover

Turnover for the year ended 30 April 2005 increased by 19.3% to $150.6 million from $126.3 million for the year ended 30 April 2004. Even after removing the impact of currency fluctuations on turnover during the year, turnover increased by 15%. This was an excellent performance against the backdrop of the IPO.

	Year ended 30 April			
	2005		2004	
	$'000	%	$'000	%
Licence fees[1]	**79,860**	**53.0**	64,211	50.9
Maintenance fees[1]	**66,705**	**44.3**	57,980	45.9
Consultancy fees[1]	**4,080**	**2.7**	4,077	3.2
Total turnover	**150,645**	**100.0**	126,268	100.0

Note:
1 The directors use the split of turnover between licence fees, maintenance fees and consultancy fees in order to assess the future revenue flows from the current portfolio of customers.

The increase of 19.3% over the year was principally driven by a 24.4% increase in licence fees and a 15% increase in maintenance fees. The increase in licensing turnover was principally attributable to increased volumes of licence sales, particularly in North America, as a result of Micro Focus' efforts to leverage its partners' distribution networks. Within licence sales, the proportion of turnover generated from sales of deployment software, particularly with respect to the UNIX platform, continued to increase, partially driven by the overall industry trend towards the use of service-oriented architectures and Web Services frameworks. Contributing to these gains were licence fees generated by a new PeopleSoft contract as of 1 May 2004 and additional sales activities of resellers. However, these gains were partially offset by the impact of reduced prices with respect to Micro Focus' development software.

The increase in maintenance fees was driven by increasing licence sales during the year ended 30 April 2005, as well as maintenance renewal fees for licences sold during the prior financial year. Consultancy fees during the year continued to decrease on an absolute basis and as a percentage of total turnover, in line with the Company's overall strategy with respect to the provision of consultancy and training services in the future.

Cost of sales

Cost of sales for the year ended 30 April 2005 decreased by 23.6% to $6.3 million from $8.3 million for the year ended 30 April 2004. The decrease in cost of sales was principally driven by a reduction in headcount as a result of the Group's implementation of its partner-centric approach towards customer support and a reduction in the level of consulting and training services provided during the year. This has been a significant focus for the board and Micro Focus' continued focus on being a nearly pure software business.

Costs

Selling and distribution costs for the year increased by 21% to $48.1 million from $39.7 million for the year ended 30 April 2004.

The principal driver of the increase was the hiring of additional members of the sales force, particularly relationship managers for the accounts of systems integrators, in order to capitalise on Lift and Shift™ growth opportunities. In addition to initial hiring costs, we also paid more commissions to sales personnel during the year, principally driven by the growth in the volume of development and deployment software sold.

Research and development for the year increased by 4.7% to $23.4 million from $22.4 million for the year ended 30 April 2004, primarily the release of version updates for existing products as well as ongoing development of new products and technologies.

The absolute cost level of research and development is expected to rise, but at a substantially lower rate than turnover.

Administrative expenses for the year increased by 20% to $36.9 million from $30.7 million for the year ended 30 April 2004. The increased costs related primarily to the Global Offer and recognition costs, and share-based compensation costs.

Operating profit

Operating profit for the year ended 30 April 2005 increased by 42.3% to $35.9 million from $25.2 million for the year ended 30 April 2004. This is an excellent result and reflects the significant economies of scale in our cost structure against substantial growth in revenues.

EBITDA and adjusted EBITDA

The board, in common with most software companies, pays particular attention to EBITDA and adjusted EBITDA as two key measures of performance. These are calculated as follows:

	Year ended April 30 2005 $'000	Year ended April 30 2004 $'000
Operating profit	**35,924**	25,239
Depreciation	**1,962**	1,849
Amortisation	**3,769**	3,769
Earnings before interest tax depreciation and amortisation (EBITDA)	**41,655**	30,857
Share-based compensation	**3,581**	840
Non-recurring costs		
Management charges	**1,200**	1,200
Reorganisation costs	**2,302**	–
Redundancy costs	**–**	562
Adjusted EBITDA	**48,738**	33,459

EBITDA increased by 35% and adjusted EBITDA increased by 46% over the previous year.

Net interest payable

The increase in net interest payable was attributable to a $1.9 million increase in interest charges as a result of higher average outstanding loan balances during the year ended 30 April 2005 as compared to the prior year and a $3.4 million charge representing accelerated amortisation of issue costs based on the planned early repayment of a portion of the Company's long-term debt arrangements with Wells Fargo Foothill, Inc., and DB Zwirn Special Opportunities Fund.

Tax on profit on ordinary activities

Tax on profit on ordinary activities for the year ended 30 April 2005 increased to $10.1 million from $7.8 million for the year ended 30 April 2004. The increase is principally attributable to increased taxes due to increased profitability, both in the United Kingdom and abroad, during the year, partially offset by a decrease in deferred taxes.

Profit for the financial year

Profit for the year ended 30 April 2005 increased by 23.3% to $17.5 million from $14.2 million for the year ended 30 April 2004.

Dividends

Dividends paid by Micro Focus during the year ended 30 April 2005 increased to $78.8 million from $28.5 million for the year ended 30 April 2004. Under Cayman law the unrealised profit on the revaluation of an asset may be used to fund a dividend. As such the directors obtained an independent valuation of the intellectual property held in the Operating Company and its subsidiaries; which confirmed the adequacy of the distributable reserves under Cayman laws.

The board intends to adopt a progressive dividend policy reflecting the long-term earnings and cash flow potential of Micro Focus whilst targetting an initial level of dividend cover for the full financial year ended 30 April 2006 of approximately 2.5 times on a pre-exceptional earnings basis.

Cash flow

For the financial year ended 30 April 2005, the Operating Company generated a net cash inflow from operating activities of $46.4 million (2004: $31.7 million). The increase in net cash inflow was driven by the improved operating performance, specifically through increased sales of software and the effective management of our working capital.

Going forward, the Company anticipates that its principal source of cash from operating activities will continue to be generated by software licence and maintenance fees.

The strong cash flow, together with the funds generated from the IPO ($122 million), enabled us to pay off the outstanding loans.



Richard Lloyd *Chief Financial Officer*
3 August 2005

Board of directors



Kevin Loosemore



Dr Anthony Hill



Richard Lloyd



David Dominik



Prescott Ashe



David Maloney



John Browett

Kevin Loosemore, 46 *(Non-executive Chairman)*†‡* Kevin was the Chief Operating Officer of Cable & Wireless plc from April 2003 until 31 March 2005. He was previously President of Motorola Europe, Middle East and Africa and, before that, was Chief Executive of IBM UK and a member of the IBM Worldwide Management Committee. From 1997 to 1999 he was Managing Director of De La Rue Card Systems. He has a degree in politics and economics from Oxford University.

Dr Anthony Hill, 55 *(Executive director and Chief Executive Officer)* Anthony became Chief Executive Officer and President of the Group in August 2001. He previously filled a number of roles, including UK Country Manager, European Marketing Head, Vice President of European Sales and, most recently, Senior Vice President and General Manager. Before joining the Group in 1987, he was European Manager for software products at Scientific Software Intercomp. Anthony has an undergraduate degree in mathematics from Oxford University, a masters degree in pure mathematics from Newcastle-upon-Tyne University, and a doctorate in applied mathematics from Newcastle-upon-Tyne Polytechnic.

Richard Lloyd, 48 *(Executive director and Chief Financial Officer)* Richard became the Group's Chief Financial Officer in August 2001. He previously worked in a variety of finance positions, including as European Controller and International Controller directing business planning and financial strategies. Before joining the Group in 1991, he was Controller at Cullinet Software where he managed finance operations for the company's Europe and Middle East division. Richard is a Chartered Secretary.

David Dominik, 49 *(Non-executive director)‡* David has been a Managing Director of Golden Gate Capital since its inception in 2000. He previously spent ten years as a Managing Director at Bain Capital, where he focused on making operationally-intensive growth investments, with a particular emphasis on the information, software, semiconductor and electronic hardware industries. He managed Information Partners, a specialised fund within Bain Capital, that focused on opportunities in the information services and software markets and also served on the investment committee of Brookside, Bain Capital's public equity hedge fund. David has a juris doctor degree from Harvard Law School (cum laude) and an AB in social studies (economics and history) from Harvard College (magna cum laude; Phi Beta Kappa).

Prescott Ashe, 38 *(Non-executive director)* Prescott has been a Managing Director of Golden Gate Capital since its inception in 2000. He was previously a principal at Bain, which he joined in 1991 and, before that, was a consultant at the global strategy consultancy, Bain & Company. He has more than 14 years' experience of private equity investing. He has participated in more than 50 acquisitions/recapitalisations with aggregate transaction values in excess of US$5.0 billion. Prescott has a juris doctor degree from Stanford Law School and a bachelor of science degree in business administration from the University of California at Berkeley.

David Maloney, 49 *(Non-executive director)*†‡* David is a non-executive director of Virgin Mobile Holdings (UK) plc. His most recent executive role was as Chief Financial Officer of the global hotel group Le Meridien Hotels and Resorts. Prior to that he was Chief Financial Officer of Thomson Travel Group and Preussag Airlines, and Group Finance Director of Avis Europe plc. David is a fellow of the Chartered Institute of Management Accountants and has a degree in economics from Heriot-Watt University, Edinburgh.

John Browett, 41 *(Non-executive director)*†* John was appointed to the Micro Focus board on 1 July 2005. He has been Operations Director – UK for Tesco since January 2004 and was previously responsible, as Chief Executive Officer of Tesco.com, for Tesco's internet business and for Tesco Telecoms. Before joining Tesco in 1998, he worked for The Boston Consulting Group. John has a degree in Natural Sciences from Cambridge and an MBA from Wharton Business School.

* Audit committee
† Remuneration committee
‡ Nomination committee

Directors' report

The directors of the Company present their report and the audited financial statements of the Company for the period from incorporation on 21 May 2004 to 30 April 2005 and of the Operating Group for the year ended 30 April 2005.

On 17 May 2005 (immediately prior to the IPO), the Company became the holding company of the Group by acquiring the Operating Company in a share-for-share exchange, pursuant to which the previous shareholders of the Operating Company were issued and allotted three ordinary shares in the capital of the Company for every one ordinary share they previously held in the Operating Company ("Share Exchange"). On 17 May 2005, all the ordinary shares of the Company were admitted to the Official List and to the London Stock Exchange to be traded on its main market for listed securities.

The separate financial statements have been presented to provide shareholders with information on the performance of the Operating Group.

On Admission, the Company adopted the policies and procedures of the Operating Group. In addition the directors have reviewed these policies and procedures in light of the requirements of a listed company. Unless otherwise indicated the policies and procedures described are those of the Operating Group.

The information in the directors' report and the remuneration report relate primarily to the Operating Group.

Principal activities

The Company did not trade during the period from the date of incorporation to 30 April 2005.

The principal activities of the Operating Group during the year were the provision of legacy application development and deployment software for contemporary platforms.

Review of business and future developments

For details regarding the Operating Group's activity and the future developments of the Company, please refer to the Chief Financial Officer's review on pages 12 and 13.

Dividends

During the year ended 30 April 2005 the directors of the Operating Company recommended and paid dividends amounting to $78,800,000 (2004: $28,450,000).

Research and development

For information on the activities of the development team please refer to the technology review on pages 5 and 6.

Donations

The Company and the Operating Group made no charitable or political donations during the year (2004: nil).

Post balance sheet events

Pursuant to the Share Exchange, the entire ordinary share capital of the Operating Company was acquired by the Company. The consideration for this acquisition was three ordinary shares in the Company for every ordinary share previously owned by shareholders in the Operating Company.

On Admission, the Company issued and allotted 51,069,602 new ordinary shares. On 20 May 2005, the net proceeds of the offering, together with existing funds, were used to enable the repayment of all of the outstanding debt of the Operating Group, which stood at $110,625,000 at that date.

International Financial Reporting Standards

In June 2002, the Council of the European Union adopted a regulation requiring listed companies in its member states to prepare their consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"). Under this regulation the Group will prepare its first financial statements under IFRS in respect of the year ending 30 April 2006. A project to implement the conversion from UK GAAP to IFRS has been completed and the Company will be in a position to report its interim statement for the six-month period to 31 October 2005 in accordance with IFRS.

Directors and their interests

The directors of the Company who served during the year are as follows:

Executive

Dr Anthony Hill	(Chief Executive Officer, appointed 12 April 2005)
Richard Lloyd	(Chief Financial Officer, appointed 12 April 2005)

Non-executive

Kevin Loosemore	(Chairman, appointed 4 April 2005)
Prescott Ashe	(appointed 12 April 2005)
David Dominik	(appointed 12 April 2005)
David Maloney	(appointed 4 April 2005)

Additionally, John Browett was appointed as a non-executive director on 1 July 2005.

Details of the interests of the directors and their families in the ordinary shares of the Company and the Operating Company, as disclosed in the register of directors' interests, are given in the remuneration report on pages 24 to 27.

Employment policy

Equal opportunities

The Group operates an equal opportunities policy. Full consideration is given to all job applicants, irrespective of gender, age, marital status, disability, sexuality, race, colour, religion, ethnic or national origin or any other conditions not relevant to the performance of the job, who can demonstrate that they have the necessary skills and abilities.

Disabled employees

With regard to existing employees and those who may become disabled, the Group's policy is to examine ways and means to provide continuing employment under its existing terms and conditions and to provide training, and career development, including promotion, wherever appropriate. All employees accept the commitment within this policy that the Group will not allow pressure to discriminate or harassment by employees or others acting on the Group's behalf, in respect of sex, age, marital status, race, nationality, disability or religious or political beliefs.

Employee involvement

The Group believes it is important that employees are aware of the Group's business strategy and objectives, to assist employees to focus on working towards these goals. Communications at the time of key announcements, including presentations by directors to all employees, together with briefings throughout the year, are part of the communication and consultation programme. In addition, regular meetings are held with staff and managers, both to raise issues and to assist with the two-way flow of information.

Further education, training and development

Continuing education, training and development are important to ensure the future success of the Group. The Group supports individuals who wish to obtain appropriate further education qualifications and reimburses tuition fees, up to a specified level. Training needs of all employees are also analysed during the annual appraisal process, at which time a training plan is agreed as part of each individual's ongoing development.

Share incentive schemes

The directors remain committed to the principle that selected employees should be able to participate in the Group's progress through share-based incentive schemes. Details of the Operating Group's share-based incentive schemes are given in the remuneration report on pages 24 to 27.

Payment of creditors

The Group does not follow a specific payment code but has a policy to pay its suppliers in accordance with the specific terms agreed with each supplier. The average number of days' purchases outstanding at 30 April 2005 for the Group was 31 days (2004: 34 days).

Substantial shareholding

As at 3 August 2005, the latest practicable date before publication of this annual report, the Company had been notified in accordance with Sections 198 to 208 of the Companies Act 1985, of the following interests of more than 3% in the ordinary share capital of the Company:

Name of holder	Ordinary shares of 10 pence each	Percentage of issued capital
Golden Gate Capital	120,140,733	60.51
The Goldman Sachs Group, Inc.	13,232,079	6.66
Parallax Capital Partners LLC	11,634,000	5.86
Dr Anthony Hill	7,524,000	3.79

Annual General Meeting

The notice convening the Annual General Meeting of the Company together with the explanatory notes on the proposed resolutions accompanies this annual report. The meeting will be held at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN, UK at 2.00pm on 28 September 2005.

Auditor

PricewaterhouseCoopers LLP have indicated their willingness to continue in office and a resolution that they be re-appointed will be proposed at the Annual General Meeting.

By order of the board

Jane Smithard *Company Secretary*

3 August 2005

Corporate governance

The Combined Code

The ordinary shares of the Company were admitted to the Official List and to the London Stock Exchange to be traded on its main market for listed securities, on 17 May 2005. The Company is committed to practising good corporate governance of its affairs as part of its management of relationships with its shareholders and other stakeholders.

Compliance statement

The directors are committed to ensuring that the Company will work towards compliance with the provisions set out in Section 1 of the Combined Code. As a private company for the whole of the year ended 30 April 2005, the provisions of the Combined Code did not apply to the Operating Group. Furthermore, the Company did not form part of the Group until after the Share Exchange had taken place on 17 May 2005 and did not seek to comply with the provisions of the Combined Code until it became a listed company on Admission. During the current financial year the board will assess its practices to ensure the Company works towards compliance with the Combined Code and will continue to monitor any changes required to be made to further develop and enhance its governance policies.

The principles set out in the Combined Code cover four areas: the board, directors' remuneration, accountability and audit and shareholder relations. With the exception of directors' remuneration (which is dealt with separately in the remuneration report on pages 24 to 27) the following section sets out how the board has (since Admission) applied such principles.

The board

The Group is controlled by the board, which is responsible for the Group's system of corporate governance. As at 30 April 2005, the board comprised six directors:

Kevin Loosemore	Non-executive Chairman
Dr Anthony Hill	Chief Executive Officer
Richard Lloyd	Chief Financial Officer
David Maloney	Non-executive director
Prescott Ashe	Non-executive director
David Dominik	Non-executive director

Additionally, John Browett was appointed as a non-executive director on 1 July 2005.

The role of the non-executive directors is to ensure that independent judgement is brought to board deliberations and decisions. The non-executive directors possess a wide range of skills and experience, relevant to the development of the Company, which complement those of the executive directors.

The Chairman operates in a non-executive capacity and is considered by the board to be independent of management and free from any business or other relationship which could materially interfere with the exercise of his independent judgement. David Maloney, the senior independent non-executive director, and John Browett, the recently appointed non-executive director, are also considered by the board to be independent. Prescott Ashe and David Dominik are not considered by the board to be independent by virtue of their positions within Golden Gate Capital.

All directors are required to retire and submit themselves for re-election at the Annual General Meeting within three years of their appointment and, thereafter, at least every three years. However, in accordance with the Combined Code, all directors will be subject to election by the shareholders at the first Annual General Meeting of the Company after their appointment and accordingly the directors will be subject to re-election at the Company's Annual General Meeting to be held on 28 September 2005. Subject to their re-election and Companies Act provisions, the non-executive directors are appointed for specified terms.

The board has agreed procedures for directors to follow if they believe they require independent professional advice in the furtherance of their duties and these procedures allow the directors to take such advice at the Company's expense. In addition, all the directors have direct access to the advice and services of the Company Secretary. The Company Secretary is accountable to the board through the Chairman on governance matters. It is the responsibility of the Company Secretary to ensure that board procedures are followed and all rules and regulations are complied with. Under the direction of the Chairman, the Company Secretary's responsibilities include facilitating induction and professional development and ensuring the smooth flow of information within the board and its committees, and between non-executive directors and senior management. Any new director receives a comprehensive, formal and tailored induction into the Company's operations. Appropriate training is provided to new directors and is also available to other directors as required. The Company has arranged directors' and officers' insurance on behalf of all the directors.

The terms of reference of the Chairman and Chief Executive Officer have been agreed with the board and, in accordance with best practice, their roles remain separate.

As part of its leadership and control of the Company, the board has agreed a list of items that are specifically reserved for its consideration. These include business strategy, financing arrangements, material acquisitions and divestments, approval of the annual budget, major capital expenditure projects, risk management, treasury policies and establishing and monitoring internal controls. At each meeting, the board reviews progress of the Group towards its objectives, particularly in respect of research and development projects, and monitors financial progress against budget.

In the year to 30 April 2006, the board will meet on a regular basis approximately every two months, with additional meetings when circumstances and business dictate. A schedule of meetings has been established. All directors receive an agenda and board papers in advance of meetings to help them make an effective contribution at the meetings.

In addition, the executive directors ensure regular informal contact is maintained with non-executive directors. The board makes full use of appropriate technology as a means of updating and informing all its members.

While the board retains overall responsibility for, and control of, the Company, day-to-day management of the business is conducted by the executive directors. Review of the Group's principal business activities is the responsibility of the senior management (comprising the executive directors, together with executives responsible for marketing, sales, HR and research) who meet fortnightly.

Due to the short period of time since Admission, the board has not undertaken a formal and rigorous process for the evaluation of its own performance and that of its committees and individual directors (including the Chairman), as required by Combined Code provision A6.1. However, this process is being established and, during the course of the current year, will take the form of questionnaires and personal interviews with the Chairman.

It is intended that the Chairman will hold meetings with non-executive directors without the presence of executive directors as appropriate.

Board committees

In accordance with best practice, the Company has established audit, nomination and remuneration committees, with written terms of reference for each, that deal with their respective authorities and duties. The full terms of reference of all the committees are available from the Company Secretary. The Company is aware that the Chairman is not regarded as independent for purposes of the Combined Code. It is planned that Kevin Loosemore will step down from the remuneration and audit committees when other independent non-executives are appointed to such committees.

Audit committee

The audit committee is comprised entirely of non-executive directors of the Company. It is chaired by David Maloney, who the board considers has recent and relevant financial experience. The other members are Kevin Loosemore and John Browett. The audit committee has met twice since Admission. The audit committee is responsible for reviewing the Group's annual accounts and interim reports prior to their submission for approval to the full board. This committee will also monitor the Group's accounting policies, internal financial control systems and financial reporting procedures. The audit committee provides a forum through which the Group's external auditor reports to the board. The auditor will be invited to attend meetings of the committee on a regular basis and will have the opportunity to meet privately with committee members in the absence of executive management. The audit committee oversees the relationship with the auditor, including the independence and objectivity of the auditor (taking into account UK professional and regulatory requirements and the relationship with the audit firm as a whole) and the consideration of audit fees and fees for other non-audit work. In addition, the audit committee develops and recommends to the board a policy designed to ensure that the auditor's objectivity and independence is not compromised by its undertaking inappropriate non-audit work. All significant non-audit work commissioned from the external auditor requires audit committee approval.

As at 30 April 2005 there was no internal audit function. The audit committee will discuss the ongoing need for an internal audit function and, if established, will be responsible for agreeing the annual internal audit plan.

Corporate governance

It is intended that the audit committee will meet at least four times during the forthcoming year (and, additionally as appropriate), and a schedule of meetings for the year has been established.

The audit committee's terms of reference includes a process for employees of the Company to raise in confidence concerns about possible impropriety in matters of financial reporting or other matters.

The terms of reference of the audit committee include, among other things, the following responsibilities:

- To ensure that the interests of shareholders are properly protected in relation to financial reporting and internal control;

- To monitor the integrity of the financial statements of the Company, including its annual and interim reports, preliminary results announcements and any other announcement relating to its financial performance;

- To review the consistency of, and changes to, accounting policies;

- To keep under review the effectiveness of the Company's internal controls and risk management systems;

- To review the Company's arrangements for its employees to raise concerns, in confidence, about possible wrongdoing in financial reporting or other matters;

- To monitor and review the need for, and the effectiveness of, the Company's internal audit function in the context of the Company's overall risk management system; and

- To consider and make recommendations to the board in relation to the appointment, re-appointment and removal of the Company's external auditor.

Nomination committee

The nomination committee is comprised entirely of non-executive directors of the Company and has met once since Admission. It is chaired by Kevin Loosemore and the other members are David Maloney and David Dominik. The nomination committee will be responsible to the full board for proposing candidates to the board, having regard to the balance and structure of the board. In appropriate cases, recruitment consultants will also assist in the process. The nomination committee will meet at least twice during the forthcoming year.

The terms of reference of the nomination committee include, among other things, the following responsibilities:

- To review the structure, size and composition of the board and make recommendations to the board with regard to any changes;

- To identify and nominate, for the approval of the board, candidates to fill board vacancies as and when they arise;

- To give full consideration to succession planning for directors and other senior executives; and

- To keep under review the leadership needs of the Group, both executive and non-executive, with a view to ensuring the continued ability of the organisation to compete effectively in the market place.

Remuneration committee

The remuneration committee is comprised entirely of non-executive directors of the Company. It is chaired by Kevin Loosemore and the other members are David Maloney and John Browett. The remuneration committee has met once since Admission. The remuneration committee is responsible for reviewing remuneration arrangements for members of the board and for providing general guidance on aspects of remuneration policy throughout the Group. The remuneration committee will meet at least twice during the forthcoming year.

The terms of reference of the remuneration committee include, among other things, the following responsibilities:

- To determine and agree with the board the framework or broad policy for the remuneration of the Company's Chief Executive Officer, Chairman, the executive directors, the Company Secretary and other members of the executive management (as appointed from time to time);

- To approve the design of salaries for senior managers, and determine targets for any performance-related pay schemes operated by the Company, and approve the total annual payments;

- To review the ongoing appropriateness and relevance of the remuneration policy;

- To review the design of all share incentive plans for approval by the board and shareholders;

- To determine the policy for, and scope of, pension arrangements for each executive director and other senior executives;

- To determine the total individual remuneration package of each executive director and other senior executives including bonuses, incentive payments and share options or other share awards; and

- To oversee any major changes in employee benefits structures throughout the Company or Group.

Accountability and audit

The board is responsible for the preparation of financial statements that present a balanced assessment of the Group's financial position and prospects. This responsibility is administered primarily by the audit committee, the terms of reference for which are referred to above.

Internal controls

The board is ultimately responsible for establishing and monitoring internal control systems throughout the Group and reviewing their effectiveness. It recognises that rigorous systems of internal control are critical to the Group's achievement of its business objectives, that those systems are designed to manage rather than eliminate risk and that they can only provide reasonable and not absolute assurance against material misstatement or loss.

An ongoing process for identifying, evaluating and managing the significant risks faced by the Group is currently being implemented. The effectiveness of the Group's internal control systems will also be reviewed by the board during the year. The audit committee's terms of reference include the review of the Group's internal financial control systems. The audit committee will be required to report and make recommendations to the board in this area.

Human resources

The Group endeavours to appoint employees with appropriate skills, knowledge and experience for the roles they undertake. The Group has a range of policies which are aimed at retaining and providing incentives for key staff. Objectives are set for departments and employees that are derived from the Group's business objectives. The Group has a clear and well-understood organisational structure and each employee knows his or her line of accountability.

Announcements

All major announcements are approved by the Chairman, the executive directors and a panel of senior executive management and then circulated to the board prior to issue. The Group also has internal and external checks to guard against unauthorised release of information.

Financial

A comprehensive budgeting system allows managers to submit detailed budgets which are reviewed and amended by executive directors prior to submission to the board for approval.

Insurance

The Group has reviewed its portfolio of insurance policies with its insurance broker to ensure that the policies are appropriate to the Group's activities and exposures.

Attendance at meetings

The number of board meetings and committee meetings attended by each director in the period following Admission was as follows:

	Board		Audit committee		Remuneration committee		Nomination committee	
	Held	Attended	Held	Attended	Held	Attended	Held	Attended
Kevin Loosemore	4	4	2	2	1	1	1	1
Dr Anthony Hill	4	4	–	–	–	–	–	–
Richard Lloyd	4	4	–	–	–	–	–	–
David Maloney	4	3	2	2	1	1	1	1
Prescott Ashe	4	2	–	–	–	–	–	–
David Dominik	4	3	–	–	–	–	1	1
John Browett*	4	1	2	1	1	–	–	–

*John Browett was appointed on 1 July 2005 and was therefore only available to attend two board meetings and one meeting of the audit committee.

Corporate governance

Shareholder relations

The Company values the views of shareholders and recognises their interests in the Group's strategy and performance. The Company will report formally to shareholders twice a year, around July (preliminary announcement of annual results) and December (interim statement). The annual report will usually be mailed to shareholders in August. Separate announcements of all material events will be made as necessary.

Regular communications will be maintained with institutional shareholders and presentations will be given to shareholders when the half-year and full-year financial results are announced. In addition to the Chief Executive Officer and Chief Financial Officer, who have regular contact with investors, Kevin Loosemore, Chairman, and David Maloney, Senior Independent Director, are available to meet with shareholders as and when required. The whole board is kept up to date at its regular meetings with the views of shareholders and analysts. External analysts' reports are also circulated to directors.

The Company's website (www.microfocus.com) provides an overview of the business including its strategy, products and objectives. All Group announcements will be available on the website, and new announcements will be published without delay. The terms of reference of each of the board's three committees and other important corporate governance documents will be available from the Company Secretary. Additionally, the Group's corporate communications department and Chief Financial Officer provide a focal point for shareholders' enquiries and dialogue throughout the year.

Annual General Meeting

The Company's first Annual General Meeting, which will be held on 28 September 2005, will provide an opportunity for the board to meet with all shareholders, and their participation is encouraged. At the meeting, in addition to the statutory business, the board will adopt a policy of holding business presentations to ensure that an up-to-date picture of the Group's activities is given, following which the board is available for questions from shareholders.

In accordance with the Combined Code recommendations, the Company will count all proxy votes and on each resolution, which is voted on a show of hands, the Company will indicate the level of proxies lodged, and number of proxy votes for and against such resolution and the number of abstentions. A resolution will be proposed for each substantive issue and the Chairs of the audit, remuneration, and nomination committees will attend to answer questions.

Corporate social responsibility

The board is committed to running the Company in accordance with best practice in corporate governance. This commitment includes recognition by the Company of the importance of taking into account its corporate social responsibilities ("CSR") in operating the business. In this context, Micro Focus seeks to integrate CSR considerations relating particularly to social, ethical and health, safety and environment ("HS&E") issues in its day-to-day operations. The board acknowledges its duty to ensure the Company conducts its activities responsibly and with proper regard for all its stakeholders including employees, shareholders, business partners, suppliers and the local communities.

In exercising its corporate social responsibility, Micro Focus seeks to ensure that:

- The board takes account of the significance of social, ethical and HS&E issues;
- Business practices are managed ethically;
- The business is focused on delivering value to stakeholders;
- Existing legislation, regulations and guidelines are adhered to as a minimum;
- Employees are recognised as key to the business with individual skills and experience being valued and developed; and
- Health, safety and environmental issues are treated as critical areas of concern for the business.

Social

The health, welfare and development of the Company's employees remain a priority. With the intent of attracting, recruiting, developing and retaining key employees, Micro Focus maintains a number of policies and procedures for the benefit of its employees, for example an equal opportunities policy approved by Acas. Employee development is encouraged through appropriate training.

Regular and open communication between management and employees is viewed as essential for motivating a highly educated workforce. Briefings are held regularly to provide updates on Company business and to provide opportunity for questions and feedback. Review meetings are also held regularly within each department. The Company maintains both an Internet website which is freely accessible and an intranet site accessible to all employees.

Ethical

The Company manages its resources prudently to ensure appropriate investment is made in its research and development programmes and its commercialisation activities. Up-to-date security systems are utilised to protect the Company's IT systems. The Company's intellectual property is protected through an appropriate patenting programme. Close attention is paid to maintaining relationships with key stakeholders including business partners, suppliers and shareholders.

Environment

Micro Focus complies with all local environmental legislation.

Health safety and environment

The Company has well-developed health and safety policies and procedures, safeguarding staff, contractors and visitors, and it complies with current legislation and best practice.

Remuneration report

On 17 May 2005, the Company became the holding company of the Group by acquiring the Operating Company in a share-for-share exchange, pursuant to which the previous shareholders of the Operating Company were issued and allotted three ordinary shares in the capital of the Company for every one share held in the Operating Company ("Share Exchange").

On 17 May 2005 all the ordinary shares of the Company were admitted on to the Official List and to the London Stock Exchange to be traded on its main market for listed securities.

This remuneration report provides information on the remuneration of the directors for their services provided to the Operating Group for the year ended 30 April 2005 with comparative figures provided for the year ended 30 April 2004. As a private entity the Operating Group did not seek to comply with the Listing Rules, Schedule 7A of the Companies Act 1985, or the Combined Code. This remuneration report provides information on the steps already taken and proposed actions, to ensure that the Company complies as a listed company with such requirements.

In accordance with the Companies Act 1985, a resolution to approve the remuneration report will be proposed at the Company's Annual General Meeting on 28 September 2005. Details of the resolution may be found in the notice of meeting accompanying this annual report. The vote will be advisory and will be considered carefully by the members of the remuneration committee in the formulation and approval of the Company's future remuneration policies.

The remuneration committee

Prior to Admission the Company formed the remuneration committee ("committee"), which is made up entirely of non-executive directors of the Company. It will meet at least twice during the coming financial year. Kevin Loosemore is the Chairman of the committee, with David Maloney and John Browett its other members. The Company is aware that the Chairman is not regarded as independent for the purposes of the Combined Code. It is planned that Kevin Loosemore, the Chairman, will step down from the committee when other independent non-executive directors are appointed to it. Where appropriate the committee will invite the views of the Chief Executive Officer and the Director of Human Resources, as well as of external remuneration consultants.

Following Admission the committee has been materially assisted by New Bridge Street Consultants in providing remuneration advice, by Mr Simon Steen of Steen and Co in providing legal advice with respect to directors' service agreements, by Ms Jane Smithard, Company Secretary and Legal Counsel, and by Linklaters, solicitors, who are external advisers, in providing general legal advice and who were already in place as advisers when the remuneration committee was formed.

Remuneration policy

Previously the remuneration of executive directors was established by the non-executive directors of the Operating Company; the management team set the policy for employees, including senior employees; and the board of the Operating Company approved this remuneration as part of the annual budget exercise. The Company's policy on the remuneration of executive directors and their direct reports will now be established by the committee and approved by the board. The individual remuneration packages of each executive director will be determined by the committee. No executive director or employee will participate in discussions relating to the setting of their own remuneration.

The overall budget for the remuneration of employees will continue to be approved by the board as part of the annual budget-setting exercise.

The objective of the Group's remuneration policies is that all employees, including executive directors, should receive appropriate remuneration for their performance, responsibility, skills and experience. Remuneration packages enable the Group to attract and retain key employees by ensuring they are remunerated appropriately and competitively and that they are motivated to achieve the highest level of Group performance in line with the best interests of shareholders.

It is intended that an appropriate and significant proportion of remuneration will be performance related (see details below). Performance conditions for performance-related bonuses and long-term incentives will represent challenging growth targets which are designed to increase shareholder value. The committee will review the performance conditions used to ensure that the performance conditions are demanding and appropriate.

It is the board's intention to award share incentives to executive directors and selected employees as appropriate to reward and encourage performance. These share incentives will be granted at the discretion of the committee. Share options granted under pre-IPO share option plans will be fully vested by September 2007. There are no options currently held by executive directors. Non-executive directors do not participate in the Group's share incentives.

Policies on remuneration take account of the pay structure and employment conditions within the Group and also the industry sector. To determine the elements and level of remuneration appropriate to each executive director the committee considered benchmark remuneration data for selected comparable technology companies

Directors' service contracts

The Group's policy in entering into service contracts with executive directors is to enable the recruitment of high-quality executives and to obtain protection from their sudden departure whether or not to competitor companies. In addition, service contracts are an important element in maintaining maximum protection for the Group's intellectual property rights and other commercially sensitive information.

The executive directors are employed subject to service contracts. The service contracts of executive directors Dr Anthony Hill and Richard Lloyd, with the Company, were agreed on 3 August 2005 and came into immediate effect. The service contract with Dr Anthony Hill provides for a base annual salary of £220,000 and requires the Company to give 12 months' notice of termination. The service contract with Richard Lloyd provides for a base annual salary of £125,000 and requires six months' notice of termination from the Company. The executive directors are required to give six months' notice of the termination of their employment should they wish to leave. If an executive director is guilty of a material breach of his service contract or commits any crime or act of gross misconduct or dishonesty, the Company is entitled summarily to terminate the service contract without notice and without payment in lieu of notice or other compensation. Such a contract term cannot, however, as a rule of law, affect the executive director's statutory rights such as rights in respect of unfair dismissal.

Should an executive director be dismissed other than as described above, the Company may pay him, in lieu of notice, a sum equal to his basic pay over his notice period.

At the discretion of the committee having regard to the Company's performance at the time of dismissal, the committee may in addition pay all or a proportion of the bonus which would, but for the dismissal, have become payable during the notice period. The Company's policy on the duration of such contracts with executive directors is explained above. The executive directors do not currently serve as non-executive directors elsewhere and cannot do so without the consent of the board.

Non-executive directors

Non-executive directors are appointed by letter of appointment for periods not exceeding three years. They receive fees for services as members of the board and its committees. The level of fees is determined by the board after taking into account appropriate advice.

The fees payable to non-executive directors for 2005-06 are as follows:

Kevin Loosemore	£125,000 pa
David Maloney	£60,000 pa
John Browett	£30,000 pa
David Dominik	nil
Prescott Ashe	nil

Kevin Loosemore and David Maloney signed appointment letters with the Company which became effective on 4 April 2005. Prescott Ashe and David Dominik are non-independent directors of the Operating Company and signed appointment letters with the Company on 29 April 2005 which became effective immediately. John Browett signed an appointment letter with effect from 1 July 2005. All non-executive directors have appointments for a fixed term of three years.

All of these appointments are subject to the directors being re-elected under the rotation provisions in the Company's Articles of Association, and subject to Companies Act provisions. Each non-executive director still serving at the end of his term will have his appointment reviewed by the board and a further term of office may be agreed. Where a non-executive director does not serve until the end of his term, the policy is to pay the fees due pro rata to the date of cessation.

Remuneration report

Remuneration package (audited)
Executive directors' remuneration currently comprises annual salary, a performance-related bonus, a long-term incentive in the form of share incentives, pension contributions and other benefits.

Annual salary
The board will approve the overall budget for employee salary increases and the committee will agree the specific increases for executive directors and certain other senior members of the management team. In determining appropriate salary levels for each executive director and senior employee, the committee will consider both the nature and the status of the Company's operations and the responsibilities, skills, experience and performance of the executive director or employee. The committee will compare the Group's remuneration packages for its directors and employees with those for directors and employees of similar seniority in companies whose activities are comparable with the Group and with which it competes for staff. The committee has used New Bridge Street Consultants in making these comparisons.

Performance-related bonus
The executive directors and all other employees, except for sales staff, participate in a performance-related bonus scheme. The level of commission for sales staff is based on a percentage of revenue generated, with the percentages increasing as revenue exceeds target levels. The level of bonus for eligible employees is based on overall Group performance in meeting its primary financial objectives in worldwide earnings before interest, tax, depreciation and amortisation ("EBITDA") and revenue goals. The percentages increase as revenue and profit exceed target.

Going forward, the remuneration committee will place a significant proportion of executive pay "at risk", so that it is closely linked to the interests of shareholders. The committee will ensure that challenging and clearly assessable targets are set for executive directors. Details of bonuses paid to executive directors by the Operating Group in the year to 30 April 2005 are detailed in the remuneration tables below. Bonus levels range between 5% and 40% for all other employees based on their role and market need. Bonuses are awarded wholly in cash.

In respect of the year 2005-06 there will be a cap on bonuses payable to executive directors of 150% of base salary.

Long-term incentives
The board believes that long-term incentive schemes are important in retaining and recruiting high-calibre individuals and ensuring that the performance of executives is focused on creating long-term shareholder value whilst allowing the Group's cash reserves to be conserved. Further awards of options or free shares will be considered by the committee on an ongoing basis.

Therefore the Company adopted the Micro Focus International Plc Incentive Plan 2005 (the "Plan") prior to Admission. This is intended to provide a flexible framework to allow the Company to make awards of free shares in the form of nil-cost options, conditional awards or forfeitable shares, or to grant market value options ("Awards"). It is intended that the Plan will be operated this year.

The Awards to be granted this year will be subject to an earnings per share performance condition designed to drive growth over three financial years. The targets for Awards to be made during this financial year have not yet been set by the remuneration committee but will be challenging and stretching.

The maximum aggregate value of Awards that can be granted to any individual in any financial year will not exceed two times his or her basic salary. For these purposes, the value of the Awards is equal to the market value of free shares at the time of award or, in the case of market value options, 50% of the market value of the shares under option at the time of award. This limit may be exceeded only where the committee determines that there are exceptional circumstances.

Pension contributions
All employees including executive directors are invited to participate in a Group Personal Pension Plan. All major schemes are money purchase in nature and, aside from Japan, have no defined benefits. The level of the Group's contribution varies by country. The Group has no obligation to the pension scheme beyond the payment of contributions.

Pension benefits include death in service. There is no pension for a spouse.

Other benefits
Benefits in kind for executive directors can include the provision of a company car, fuel, life insurance and medical benefits.

Detailed emoluments of the directors of the Operating Group (audited)

Directors include Richard Lloyd who, whilst not a director of the Operating Company during the year, will be disclosed as a director of the Company in future periods. The aggregate remuneration paid to directors was as follows:

	2005					
	Base salary £'000	Bonus £'000	Benefits in kind £'000	Pensions £'000	Total £'000	2004 Total £'000
Executive directors						
Dr Anthony Hill	196	209	11	9	**425**	372
Richard Lloyd	102	43	9	5	**159**	148
	298	252	20	14	**584**	520

Neither of the non-independent non-executive directors of the Operating Company (David Dominik and Prescott Ashe) received any emoluments during the year ended 30 April 2005 (2004: nil). David Dominik and Prescott Ashe are directors of Golden Gate Capital. Details of transactions with related parties are set out in note 26 of the financial statements of the Operating Company.

Gains made by directors of the Operating Group on shares (audited)

On 28 October 2004 Dr Anthony Hill was given the opportunity to purchase 200,000 class A ordinary shares in the Operating Company at a price of $1.67 per share. These shares vested immediately and became immediately beneficially held. The value (as calculated under FRS 20) on 28 October 2004 was $8.98, representing an aggregate gain of $1,407,000. There were no other shares or share options issued to directors in the year ended 30 April 2005 (2004: nil).

Directors' interests in share capital of the Operating Company (audited)

The directors owned the following shares in the Operating Company as at 30 April 2005. These interests were all beneficially held. On 17 May 2005, prior to the Admission, each ordinary share in the Operating Company was exchanged for three shares in the Company pursuant to the Share Exchange.

	Dr Anthony Hill			Richard Lloyd	
Class of shares	A	B	C	A	B
At 1 May 2004 and 30 April 2005	1,800,000	400,000	308,000	160,000	40,000

As at 3 August 2005 the directors owned the following ordinary shares in the Company:

Director	Number of ordinary shares
Kevin Loosemore	76,923
David Maloney	7,692
Dr Anthony Hill	7,524,000
Richard Lloyd	600,000
David Dominik	0
Prescott Ashe	0
John Browett	5,000

No director was granted, owned or exercised any options during the year ended 30 April 2005 (2004: nil) and have not been granted any options up to the date of this report.

There have been no changes in the directors' interests between 1 May 2005 and 3 August 2005 except for the purchase of 5,000 ordinary shares by John Browett.

Performance graph

In accordance with the Company's aim of complying with Schedule 7A of the Companies Act 1985, the Company notes the requirement for the remuneration report to contain a performance graph. For the reasons set out in the introduction to this report, such a graph is not relevant at this stage. A performance graph will be included within remuneration reports for the following years.

Share option schemes (audited)

Details of share option schemes are given in note 24 of the financial statements of the Operating Company.

On behalf of the board

Kevin Loosemore
Chairman of the remuneration committee
3 August 2005

Directors' responsibilities

The directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period.

The directors confirm that in preparing the financial statements the Company and the Group have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed subject to any explanations and material departures disclosed in the notes to the financial statements.

The directors further confirm that they consider the Group to be a going concern and the financial statements have been prepared on that basis.

The directors have responsibility for ensuring that the Company and the Group keep proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the Company and the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985. The directors have responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and the Group and to prevent and detect fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the Group's website and acknowledge that information published on the Internet is accessible in countries with different legal requirements relating to the preparation and dissemination of financial statements.

Going concern

After reviewing the Company's and the Group's budget for the next financial year and other longer-term plans, the directors are satisfied that, at the time of approving the financial statements, the Group has adequate resources to continue in operational existence for the foreseeable future and for a period of not less than 12 months from the date of this annual report. Therefore, the financial statements have been prepared on a going concern basis.

By order of the board



Jane Smithard *Company Secretary*
3 August 2005

Independent auditors' report to the members of Micro Focus International Plc

We have audited the financial statements which comprise the balance sheet, the cash flow statement and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by part 3 of Schedule 7A to the Companies Act 1985 contained in the remuneration report ("auditable part").

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman's statement, Chief Financial Officer's review, the directors' report and the corporate governance statement and the unaudited parts of the remuneration report.

We also, at the request of the directors (because the Company applies the Listing Rules as if it had been a listed company at the end of the year), review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company at 30 April 2005 and of the cash flows of the Company for the period then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the remuneration report required by part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Reading
3 August 2005

Micro Focus International Plc

Balance sheet

as at 30 April 2005

	Notes	2005 $
Current assets		
Cash		**2**
Debtors	2	**95,354**
Net current assets		**95,356**
Total assets less current liabilities		**95,356**
Net assets		**95,356**
Capital and reserves		
Called up share capital	3	**95,356**
Equity shareholder's funds	4	**95,356**

The financial statements set out on pages 30 to 34 were approved by the board on 3 August 2005 and were signed on its behalf by:

Dr Anthony Hill *Director*

Richard Lloyd *Director*

Micro Focus International Plc

Cash flow statement

for the period ended 30 April 2005

	Period from 21 May 2004 to 30 April 2005 $
Financing	
Issue of ordinary share capital	2
Net cash inflow from financing	2
Increase in net cash	2
Cash at 30 April 2005	2

Notes to the financial statements

1 Principal accounting policies

The financial statements have been prepared under the historical cost convention, the accounting policies set out below and in accordance with accounting principles generally accepted in the UK.

Micro Focus International Plc ("Company") acquired the entire share capital of Micro Focus International Limited ("Operating Company") on 17 May 2005. The Operating Company has previously adopted US Dollars as its reporting currency. The Company has accordingly also adopted US Dollars as its reporting currency.

The Company did not trade during the period.

Costs

The costs incurred by the Company in respect of the Admission to the Official List of the FSA will be charged to the share premium account arising on the proposed issue of shares in connection therewith. Such costs were borne by the Operating Company and were only charged to the Company upon Admission.

2 Debtors

	30 April 2005 $
Other debtors	**95,354**

Other debtors represent an undertaking to pay for redeemable preference shares, as is permitted under the provisions of the Companies Act.

3 Called up share capital

	30 April 2005 $
Authorised	
2,499,500,000 ordinary shares of £0.10 each	**476,674,646**
50,000 redeemable preference shares of £1 each	**95,354**
Total	**476,770,000**

	30 April 2005 $
Allotted, called up and fully paid	
One ordinary share of £0.10	–
50,000 redeemable preference shares of £1 each	**95,356**
	95,356

The Company was incorporated on 21 May 2004 with an authorised share capital of 100 ordinary shares of £1 each. On this date one ordinary share was issued for a consideration of £1.

On 4 April 2005, the Company sub-divided the share capital into 1,000 ordinary shares of £0.10 each. On this date, the Company also authorised the creation of redeemable preference shares and authorised and allotted 50,000 redeemable preference shares of £1 each. The subscription took the form of an undertaking to pay the Company, which under Section 738(2) of the Companies Act is deemed to be fully paid.

On 27 April 2005 the Company increased the authorised ordinary share capital from 1,000 ordinary shares to 2,499,500,000 ordinary shares of £0.10 each.

On 17 May 2005, the Company acquired the entire issued share capital of the Operating Company by way of a share-for-share exchange, pursuant to which the previous shareholders of the Operating Company were issued and allotted three ordinary shares in the capital of the Company for every one ordinary share they previously held in the Operating Company. On 17 May 2005, 51,069,062 new ordinary shares in the capital of the Company were issued to institutional investors as part of the IPO and these shares, as well as the Company's existing ordinary shares, were admitted to the Official List and to the London Stock Exchange to be traded on its main market for listed securities. The 50,000 redeemable preference shares in issue immediately before the IPO were redeemed and then sub-divided and reclassified into ordinary shares of 10 pence each by the Company after the IPO.

4 Reconciliation of movements in shareholders' funds

	30 April 2005 $
At 21 May 2004	
Issue of share capital	95,356
At 30 April 2005	**95,356**

5 Post balance sheet events

On 17 May 2005 (immediately prior to Admission), the Company acquired the entire issued share capital of the Operating Company by way of a share-for-share exchange, pursuant to which the previous shareholders of the Operating Company were issued and allotted three ordinary shares in the capital of the Company for every one ordinary share they previously held in the Operating Company. On 17 May 2005, 51,069,062 new ordinary shares in the capital of the Company were issued to institutional investors as part of the IPO and these shares, as well as the Company's existing ordinary shares, were admitted to the Official List and to the London Stock Exchange to be traded on its main market for listed securities. The 50,000 redeemable preference shares in issue immediately before the IPO were redeemed and then sub-divided and reclassified into ordinary shares of 10 pence each by the Company after the IPO.

Independent auditors' report to the members of Micro Focus International Limited

We have audited the non-statutory consolidated financial statements which comprise the profit and loss account, the statement of total recognised gains and losses, the balance sheet, the cash flow statement and the related notes which have been prepared under the historical cost convention and the accounting policies set out on pages 41 to 43.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the non-statutory financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the non-statutory financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the non-statutory financial statements give a true and fair view. We also report to you if, in our opinion, the directors' report is not consistent with the non-statutory financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman's statement, Chief Executive Officer's review of operations, Chief Financial Officer's review, the directors' report and the corporate governance statement and the unaudited parts of the remuneration report.

We also, at the request of the directors (because the Company applies the Listing Rules as if it had been a listed company at the end of the year), review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the non-statutory financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the non-statutory financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the non-statutory financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the non-statutory financial statements.

Opinion

In our opinion the non-statutory financial statements give a true and fair view of the state of affairs of the Company and the Group at 30 April 2005 and the loss and cash flows of the Group for the year then ended.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors, Reading

Micro Focus International Limited

Consolidated profit and loss account

for the year ended 30 April 2005

	Notes	2005 $'000	2004 $'000
Turnover	3	**150,645**	126,268
Cost of sales		**(6,327)**	(8,279)
Gross profit		**144,318**	117,989
Selling and distribution costs		**(48,106)**	(39,697)
Research and development		**(23,407)**	(22,350)
Amortisation of goodwill	8	**(3,769)**	(3,769)
Share-based compensation payments	24	**(3,581)**	(840)
Reorganisation costs	5	**(2,302)**	–
Other administrative expenses		**(27,229)**	(26,094)
Total administrative expenses		**(36,881)**	(30,703)
Operating profit		**35,924**	25,239
Net interest payable	4	**(8,274)**	(3,233)
Profit on ordinary activities before taxation	5	**27,650**	22,006
Tax on profit on ordinary activities	6	**(10,101)**	(7,771)
Profit for the financial year		**17,549**	14,235
Dividends	7	**(78,800)**	(28,450)
Accumulated loss for the financial year	20	**(61,251)**	(14,215)
Earnings per ordinary share	30		
Basic		**11.91c**	9.78c
Diluted		**11.66c**	9.49c
Earnings per ordinary share before goodwill amortisation	30		
Basic		**14.47c**	12.37c
Diluted		**14.16c**	12.00c

All amounts relate to continuing operations.

There is no material difference between the profit on ordinary activities before taxation and the profit for the years stated above and their historical cost equivalents.

Micro Focus International Limited

Statement of Group total recognised gains and losses

for the year ended 30 April 2005

	Notes	2005 $'000	2004 $'000
Profit for the financial year		**17,549**	14,235
Exchange adjustments offset in reserves	21	**(287)**	304
Total recognised gains for the year		**17,262**	14,539

Reconciliation of movement in Group shareholders' funds

for the year ended 30 April 2005

	Notes	2005 $'000	2004 $'000
Profit for the financial year		**17,549**	14,235
Dividends		**(78,800)**	(28,450)
	20	**(61,251)**	(14,215)
Exchange adjustments offset in reserves	21	**(287)**	304
Proceeds of ordinary shares issued for cash	19	**505**	7
Cancellation of treasury shares		**(1)**	–
Adjustment in respect of employee share option plans		**3,048**	449
Net change in shareholders' funds		**(57,986)**	(13,455)
Shareholders' deficit as at 1 May		**(13,997)**	(542)
Shareholders' deficit as at 30 April		**(71,983)**	(13,997)

Micro Focus International Limited

Consolidated balance sheet

as at 30 April 2005

	Notes	2005 $'000	2004 $'000
Fixed assets			
Intangible assets	8	**38,635**	42,404
Tangible assets	9	**3,667**	4,115
		42,302	46,519
Current assets			
Stock	10	**350**	312
Debtors	11	**50,245**	37,925
Deferred tax asset	17	**3,722**	5,998
Investments	12	**8,313**	7,166
Cash at bank and in hand		**24,557**	17,254
		87,187	68,655
Creditors: Amounts falling due within one year	13	**(91,174)**	(73,654)
Net current liabilities		**(3,987)**	(4,999)
Total assets less current liabilities		**38,315**	41,520
Creditors: Amounts falling due after more than one year	14	**(110,298)**	(55,517)
Net liabilities		**(71,983)**	(13,997)
Capital and reserves			
Called up share capital	18	**–**	1
Share premium account	19	**3,376**	2,946
Profit and loss reserve (deficit)	20	**(75,190)**	(17,062)
Other reserves	21	**(169)**	118
Total shareholders' deficit		**(71,983)**	(13,997)

The financial statements on pages 36 to 63 were approved by the board of directors on 3 August 2005 and were signed on its behalf by:

Dr Anthony Hill *Director*

Richard Lloyd *Director*

Micro Focus International Limited

Consolidated cash flow statements

for the year ended 30 April 2005

	Notes	2005 $'000	2004 $'000
Net cash inflow from operating activities	22	**46,380**	31,726
Returns on investments and servicing of finance			
Interest received		**382**	141
Interest paid		**(5,274)**	(3,160)
Issue costs of new bank loan		**(2,959)**	–
Interest element of finance lease payments		**(19)**	–
Net cash outflow from returns on investments and servicing of finance		**(7,870)**	(3,019)
Taxation		**(2,368)**	(2,417)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(1,360)**	(1,207)
Proceeds on disposal of tangible fixed assets		**23**	–
Net cash outflow for capital expenditure and financial investment		**(1,337)**	(1,207)
Equity dividends paid to shareholders		**(78,800)**	(28,450)
Net cash outflow before use of liquid resources and financing		**(43,995)**	(3,367)
Management of liquid resources			
(Increase)/reduction in short-term deposits with banks		**(1,147)**	(6,440)
Net cash (outflow)/inflow from the management of liquid resources		**(1,147)**	(6,440)
Financing			
Issue of ordinary share capital	19	**505**	7
Capital element of finance lease payments	23	**(42)**	-
Increase in borrowings	23	**50,500**	15,550
Net cash inflow from financing		**50,963**	15,557
Increase in net cash		**5,821**	5,750

Notes to the financial statements

for the year ended 30 April 2005

1 Basis of preparation

These financial statements have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), solely for the purpose of providing additional financial information

Consolidation

The consolidated financial statements comprise Micro Focus International Limited ("Operating Company"), a company incorporated in the Cayman Islands, and its wholly-owned subsidiaries (together "Operating Group") for the year to 30 April 2005 with comparative information for the year up to 30 April 2004. All significant inter-company balances and transactions have been eliminated upon consolidation.

On 17 May 2005, the share capital of the Operating Company was acquired by Micro Focus International Plc ("Company") in a share-for-share exchange with the previous shareholders of the Operating Company. On 17 May 2005 the ordinary shares of the Company were admitted to the Official List, and to the London Stock Exchange to be traded on its main market for listed securities. The financial statements of Micro Focus International Plc for the period to 30 April 2005 are shown separately in this annual report.

The following principal subsidiary undertakings, which are all wholly owned, have been included in the consolidated financial statements:

Company name	Country of incorporation	Principal activities
Micro Focus Group Holdings	Ireland	Holding company
Micro Focus International Holdings Limited	Ireland	Sale and support of software
Micro Focus IP Limited	Cayman Islands	Sale and support of software
Micro Focus Limited	UK	Development, sale and support of software
Micro Focus GmbH	Germany	Sale and support of software
Micro Focus (Canada) Limited	Canada	Sale and support of software
Micro Focus NV (Holland)	Netherlands	Sale and support of software
Micro Focus (US) Inc	USA	Development, sale and support of software
Micro Focus KK	Japan	Sale and support of software
Micro Focus Srl	Italy	Sale and support of software
Micro Focus SAS	France	Sale and support of software
Micro Focus Pty Limited	Australia	Sale and support of software
Micro Focus AS	Norway	Sale and support of software
Micro Focus NV (Belgium)	Belgium	Sale and support of software

These companies operate principally in the country in which they are incorporated.

2 Principal accounting policies

Turnover

The Operating Group recognises turnover from sales of software licences to end-users or resellers upon persuasive evidence of an arrangement, delivery of the software, and determination that collection of a fixed or determinable fee is reasonably assured. When the fees for software upgrades and enhancements, maintenance, consulting and training are bundled with the licence fee, they are unbundled using the Operating Group's objective evidence of the fair value of the elements represented by the Operating Group's customary pricing for each element in separate transactions. If such evidence of fair value exists for all undelivered elements and there is no such evidence of fair value established for delivered elements, turnover is first allocated to the elements where evidence of fair value has been established and the residual amount is allocated to the delivered elements. If evidence of fair value for any undelivered element of the arrangements does not exist, all turnover from the arrangement is deferred until such time that evidence of fair value exists for undelivered elements or until all elements of the arrangement are delivered.

If the arrangement includes acceptance criteria, turnover is not recognised until the Operating Group can objectively demonstrate that the software or service can meet the acceptance criteria, or the acceptance period lapses, whichever is earlier.

The Operating Group recognises licence turnover derived from sales to resellers, upon delivery to the reseller provided that all other turnover recognition criteria are met, otherwise turnover is deferred and recognised upon delivery of product to the ultimate end-user.

Maintenance turnover is derived from providing technical support and software updates to customers. Maintenance turnover is recognised rateably over the term of the contract, which in most cases is one year. Turnover from consulting and training services is recognised as the services are performed.

Amounts collected prior to satisfying the above turnover recognition criteria are included in deferred revenue.

Foreign currencies

For the purposes of preparing the consolidated financial statements, the Operating Group has adopted the US Dollar as its reporting currency as the majority of its turnover and all of its borrowings are designated in that currency. The Operating Group has determined that the functional currency of each subsidiary operation is its respective local currency. The exchange rate of UK Sterling to US Dollars at 30 April 2005 was $1.8952 (30 April 2004: $1.8072). Transactions in a foreign currency are recorded by each subsidiary at the rate of exchange on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year end are translated at the prevailing exchange rate on that date and the exchange gain or loss is recorded in the profit and loss account. On consolidation, the results of operations of non-US Dollar operations are translated into the reporting currency at the average rate of exchange for each period. Differences arising on the re-translation are taken directly to the foreign currency translation reserve.

Share options

The Operating Group has applied the requirements of FRS 20, Share-based payments. In accordance with the transition provisions, FRS 20 has been applied to all grants after 7 November 2002 that were unvested as of 1 January 2005. Grants prior to this date were made under the provisions of UITF 17, Employee share schemes. The adoption of FRS 20 represents a change in accounting policy. Had UITF 17 have been applied to all periods there would have been an additional charge to the profit and loss account of $37,000 in the year to 30 April 2005 (2004: $24,000). There would have been no other impact on the financial statements.

The Operating Group issues equity-settled and cash-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Operating Group's estimate of shares that will eventually vest. A liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date for cash-settled share-based

2 Principal accounting policies (continued)

payments. Fair value is measured by using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Pension costs

The Operating Group makes contributions to employees' personal defined-contribution schemes. Payments are charged to the profit and loss account in the period to which they relate.

Financial instruments

The Operating Group does not enter into derivative financial instruments and has no financial liabilities other than loans, trade and other creditors.

The carrying value of the Operating Group's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and debt accrued liabilities approximate their fair values due to their short maturities. The carrying value of long-term debt and other debt approximates fair value and is based on borrowing rates currently available with similar terms and average maturities.

Financial instruments that potentially subject the Operating Group to a concentration of credit risk consist primarily of cash equivalents and accounts receivable. Cash and cash equivalents are deposited with high-credit quality financial institutions and are regularly monitored by management. The Operating Group provides credit to customers in the normal course of business. Collateral is not required for those receivables, but ongoing credit evaluations of customers' financial conditions are performed. The Operating Group maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable. The Operating Group sells products and services to a wide range of customers around the world and, therefore, believes there is no material concentration of credit risk.

Financial assets

Financial assets are shown at cost less provision for any impairment in value.

Cash and current asset investments

Cash consists of cash in hand and deposits repayable upon demand without penalty. Investments in bank deposits and other interest bearing instruments with initial maturities of one year or less are categorised as current asset investments. Such investments are carried at cost which approximates fair value.

Borrowings

All borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Issue costs together with finance costs are charged to the profit and loss account over the expected term of the borrowings and represent a constant proportion of the balance of capital repayments outstanding.

Tangible fixed assets

The cost of tangible fixed assets is purchase cost together with any incidental costs of acquisition. Depreciation is calculated as to write-off the cost of tangible fixed assets, less their estimated residual values, on a straight-line basis over the expected useful economic life of the assets concerned. The principal annual rates used for this purpose are:

Leasehold improvements	Remainder of the lease term
Furniture and fixtures	5 – 7 years
Computer equipment	1 – 5 years

The Operating Group does not have a policy of revaluing tangible fixed assets.

2 Principal accounting policies (continued)

Leases

Assets held under finance leases are capitalised at their fair value on the commencement of the leases and depreciated over the shorter of the period of the lease and the estimated useful economic lives of the assets. The finance charges are allocated over the period of the lease in proportion to the capital amount outstanding and are charged to the profit and loss account. Costs in respect of operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

Goodwill

Goodwill represents the excess of the fair value of the purchase consideration for businesses and shares in subsidiary undertakings over the fair value of the net assets acquired. Goodwill is capitalised and amortised on a straight-line basis over its useful life, which the directors estimate to be 14 years.

Impairment of fixed tangible assets and intangible assets

Assets that are subject to depreciation or amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Research and development

Research and development costs are written-off to the profit and loss account as they are incurred.

Stock

Stock consists of packaging materials and is stated at the lower of cost and net realisable value. Cost is determined on an average cost basis. Net realisable value is the price at which stocks can be sold in the normal course of business after allowing for the costs of realisation. Provision is made where necessary for obsolete, slow-moving and defective stocks.

Taxation including deferred tax

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date. Where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred at the balance sheet date, deferred tax is recognised.

A net deferred tax asset is recognised as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future periods has been entered into by the subsidiary.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on an undiscounted basis.

3 Segmental reporting

The directors consider there to be only one class of business being the provision of legacy application development and deployment software for contemporary platforms. Therefore, only geographical information is given below.

Turnover

	2005 $'000	2004 $'000
Geographical analysis		
North America	**73,173**	61,357
Europe and the Middle East	**57,365**	47,537
Rest of the world	**20,107**	17,374
Total	**150,645**	126,268

There is no material difference between turnover by origin above and turnover by destination. All turnover is derived from external customers.

Profit on ordinary activities before taxation

	2005 $'000	2004 $'000
Geographical analysis		
North America	**22,532**	17,138
Europe and the Middle East	**3,838**	4,353
Rest of the world	**9,554**	3,748
	35,924	25,239
Net interest payable	**(8,274)**	(3,233)
Total	**27,650**	22,006

Net assets/(liabilities)

	2005 $'000	2004 $'000
Geographical analysis		
North America	**(2,879)**	(2,955)
Europe and the Middle East	**1,368**	5,352
Rest of the world	**2,143**	1,336
	632	3,733
Goodwill	**38,635**	42,404
	39,267	46,137
Bank loans	**(111,250)**	(60,134)
Net assets/(liabilities)	**(71,983)**	(13,997)

4 Net interest payable

	2005 $'000	2004 $'000
Interest receivable and similar income		
Bank interest	**382**	141
Interest payable and similar charges		
Interest payable on bank loans and overdrafts	**(5,062)**	(3,160)
Finance charges on finance leases	**(19)**	–
Amortisation of loan issue costs	**(224)**	(214)
Accelerated amortisation of loan issue costs	**(3,351)**	–
	(8,656)	(3,374)
Net interest payable	**(8,274)**	(3,233)

5 Profit on ordinary activities before taxation

	2005 $'000	2004 $'000
Profit before taxation is stated after charging/(crediting)		
Staff costs (see note 24)	**70,340**	61,399
Depreciation of tangible fixed assets		
Owned assets	**1,927**	1,849
Under finance lease	**35**	–
Amortisation of goodwill	**3,769**	3,769
Loss on disposal of fixed assets	**19**	–
Hire of plant and machinery	**116**	125
Other operating lease rentals	**4,092**	3,929
Foreign exchange differences	**(149)**	(50)
Management charges (see note 26)	**1,200**	1,200
Redundancy costs	**–**	562
Reorganisation costs	**2,302**	–

Reorganisation costs

During the year, the Operating Group incurred expenses of $5,150,000 in relation to the proposed Admission to the London Stock Exchange. Those expenses directly related to the issue of ordinary share capital by Micro Focus International Plc were recharged to that Company as part of the agreement with the Operating Group. As such an amount of $3,575,000 is recorded in other debtors in note 11. Other expenses incurred in preparation for the Admission that do not relate directly to the issue of share capital have been borne by the Operating Group. These expenses amount to $1,575,000 in the year ended 30 April 2005.

During the year, the Operating Group incurred expenses of $727,000 in relation to the restructuring of the Operating Group in preparation for the new loan facility. As these amounts were not directly related to the issuance of the new loan facility they were unable to be amortised over the life of the loan.

5 Profit on ordinary activities before taxation (continued)

Auditor's remuneration

During the year the Operating Group (including its overseas subsidiaries) obtained the following services from the Operating Group's auditor at costs as detailed below:

	2005 $'000	2004 $'000
Audit services – statutory audit	**530**	519
Further assurance services	**670**	194
Taxation services		
Compliance services	**161**	151
Advisory services	**1,278**	20
Auditors' remuneration: other services	**1,962**	55
Total	**4,601**	939

The Operating Group's auditors, PricewaterhouseCoopers LLP, provide non-audit services for the Operating Group over and above the external audit (principally tax advice and reporting accountants and due diligence work in connection with the listing of the Company). Further assurance services include the additional audits of the nine months ending 31 January 2005 and 2004, the audit of quarterly revenues for the periods from August 2001 to 31 January 2005 and the audit under UK GAAP of the Operating Group for the periods ending 30 April 2002, 30 April 2003 and 30 April 2004. It also included the audit under IFRS of the nine months ending 31 January 2005. Other services comprises reporting accountants work and due diligence. Tax advisory services include restructuring and reorganisation advice in connection with the listing.

The board of directors reviews the level of non-audit fees and believes that the Operating Group receives particular benefit from tax advice provided by its auditors given their wide and detailed knowledge of the Operating Group. The board is confident that the objectivity and independence of the auditors is not impaired in any way by reason of its non-audit work. There were no fees paid in respect of management consultancy.

6 Tax on profit on ordinary activities

	2005 $'000	2004 $'000
Analysis of charge in year		
United Kingdom		
Corporation tax at 30% (2004: 30%)	**5,483**	1,957
Double tax relief	**–**	(271)
Foreign tax	**2,342**	2,577
Total current tax	**7,825**	4,263
Deferred tax		
Origination and reversal of timing differences – United Kingdom	**2,276**	3,508
Total deferred tax	**2,276**	3,508
Tax on profit on ordinary activities	**10,101**	7,771

The tax for the year is different than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2005 $'000	2004 $'000
Profit on ordinary activities before tax	**27,650**	22,006
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2004: 30%)	**8,295**	6,602
Effects of:		
Expenses not deductible for tax purposes	**85**	(553)
Capital allowances in excess of depreciation	**(2,250)**	(2,694)
Other timing differences		
Temporary	**240**	796
Permanent	**–**	(1,730)
Tax losses arising	**–**	120
Tax losses utilised	**(477)**	–
Excess overseas taxation	**572**	719
Adjustment in respect of foreign tax rates	**1,360**	1,003
Total current tax	**7,825**	4,263

Permanent other timing differences relate primarily to the tax effect of deferred revenue acquired within the Operating Group's North American businesses. Tax losses arising relate primarily to the Operating Group's North American businesses.

	2005 $'000	2004 $'000
Equity – ordinary		
Final paid: $0.20 (2004: $1.34) per $0.00001 share	**10,000**	28,450
Interim paid: $1.40 (2004: nil) per $0.00001 share	**68,800**	–
Total	**78,800**	28,450

7 Dividends

Under Cayman Law the unrealised profit on the revaluation of an asset may be used to fund a dividend. As such the directors of the Operating Company obtained an independent valuation of the intellectual property held by the Operating Company as at 7 October 2003. This valuation was then used as the basis of the transfer of the intellectual property by the Operating Company to Micro Focus IP Limited, a wholly-owned subsidiary, during the year ended 30 April 2004. Subsequently, the directors have considered the valuation of the intellectual property in proposing further dividends, including dividends of $68,800,000 and $10,000,000 in the year ended 30 April 2005. A further independent valuation of the intellectual property was performed in April 2005, which further confirmed the adequacy of distributable reserves under Cayman Law.

8 Intangible fixed assets

Cost	Goodwill $'000
At 1 May 2004 and 30 April 2005	**52,768**
Accumulated amortisation	
At 1 May 2004	10,364
Charge for the year	3,769
At 30 April 2005	**14,133**
Net book amount at 30 April 2005	**38,635**
Net book amount at 30 April 2004	42,404

The goodwill arising as a result of the acquisition of the Operating Group from MERANT is being amortised on a straight-line basis over the useful economic life, which the directors estimate to be 14 years.

9 Tangible fixed assets

Cost	Leasehold improvements $'000	Computer equipment $'000	Fixtures and fittings $'000	Total $'000
At 1 May 2004	**557**	**7,882**	**1,054**	**9,493**
Exchange adjustments	18	424	55	497
Additions	291	936	133	1,360
Disposals	–	(306)	(178)	(484)
At 30 April 2005	**866**	**8,936**	**1,064**	**10,866**
Aggregate depreciation				
At 1 May 2004	**147**	**4,536**	**695**	**5,378**
Exchange adjustments	5	261	35	301
Charge for the year	113	1,665	184	1,962
Disposals	–	(276)	(166)	(442)
At 30 April 2005	**265**	**6,186**	**748**	**7,199**
Net book amount at 30 April 2005	**601**	**2,750**	**316**	**3,667**
Net book amount at 30 April 2004	410	3,346	359	4,115

The amounts included within computer equipment include finance leases with a cost of $251,000 (30 April 2004: nil) and a net book amount of $216,000 (30 April 2004: nil).

10 Stocks

	2005 $'000	2004 $'000
Finished goods	**350**	312

11 Debtors

	2005 $'000	2004 $'000
Amounts falling due within one year:		
Trade debtors	**37,128**	28,758
Other debtors	**9,280**	6,330
Prepayments and accrued income	**3,837**	2,837
Total	**50,245**	37,925

Other debtors includes $3,575,000 (2004: nil) incurred in relation to the Admission of Micro Focus International Limited to the Official List and the London Stock Exchange. Under an agreement between the Company and the Operating Group these costs were recharged to the Company upon Admission.

12 Investments

	2005 $'000	2004 $'000
Current asset investments		
Short-term deposits	**8,218**	7,166
Other investments	**95**	–
	8,313	7,166

Other investments represent a shareholding in 50,000 £1 redeemable preference shares in Micro Focus International Plc. Subsequent to the Admission of the Company's ordinary shares to the Official List and to the London Stock Exchange to be traded on its main market for listed securities, the redeemable preference shares were redeemed and then sub-divided and reclassified into ordinary shares of 10 pence each.

13 Creditors: Amounts falling due within one year

	2005 $'000	2004 $'000
Bank loans (note 15)	**8,010**	10,097
Trade creditors	**3,860**	1,822
Corporation tax	**11,972**	6,321
Other tax and social security payable	**3,241**	2,417
Obligations under finance leases	**89**	–
Accruals and deferred income	**64,002**	52,967
Total	**91,174**	73,654

The bank loans due within one year or on demand are secured. For further details of the loans and the security see note 15.

14 Creditors: Amounts falling due after more than one year

	2005 $'000	2004 $'000
Bank and other borrowings (note 15)	**103,240**	50,037
Obligations under finance leases	**127**	–
Deferred income	**6,931**	5,480
Total	**110,298**	55,517

15 Bank and other borrowings

	2005 $'000	2004 $'000
Bank loans:		
Secured	**111,250**	60,134
Unsecured	–	–
Total	**111,250**	60,134

Secured loan

On 10 August 2001 the Operating Group entered into a term loan facility for $25 million ("facility 1") to provide working capital and to fund the acquisition from MERANT. The term loan was secured by substantially all the assets of the Operating Group and was repayable over three years in equal monthly instalments. The loan bore an effective interest rate of base rate plus 3.25%, limited to a floor of 7% per annum.

On 19 August 2002, the Operating Group borrowed an additional $7,638,884. Under the amended agreement, a fixed monthly amount of $800,000 was payable from 1 September 2002 through to 31 August 2003. Subsequent to this date, monthly repayments were made based on the outstanding principal amount of the term loan as at 31 August 2003 over three years in equal monthly instalments paid from 1 September 2003 with the last payment being due on 1 August 2006. The effective interest rate remained at the base rate plus 3.25%, limited to a floor of 7% per annum.

On 4 November 2003, the Operating Group modified this term loan facility, borrowing an additional $24,416,667, bringing the total term loan balance outstanding at this date to $40,000,000. The total amount bore interest at the bank base rate plus 0.5%. Principal payments were due on the first day of each month at a fixed rate of $850,000 through and including 1 July 2006, at which time all outstanding interest and principal would have been due.

On 28 March 2003, the Operating Group entered into a further term loan facility for $25 million ("facility 2") which was due in full on 28 March 2007. The loan was secured by a guarantee from CCG Investments (BVI), LP (Golden Gate Capital Management, LLC) and bore interest at a rate equal to the sum of the alternate base rate plus 2.5% per annum. The alternate base rate being the rate per annum equal to the higher of (i) the base rate in effect on the day and (ii) the Federal Funds rate in effect on the day plus 0.5%.

On 21 October 2004, the Operating Group repaid the amounts outstanding under facility 1 and facility 2 and entered into a new term loan agreement for $115 million with Wells Fargo Foothill Capital Corporation. The term loan was secured by substantially all the assets of the Operating Group, including the all of the tangible and intangible assets and all inventory balances. Of the cash and cash equivalents held by the Operating Group $10,000,000 was pledged as security and therefore was not available for use by the Operating Group. The loan was split into term loan A ($75 million) and term loan B ($40 million). Monthly repayments for term loan A were fixed at $625,000 until 1 October 2005, $710,000 until 1 October 2006 and then $960,000 until maturity. Term loan B was repayable in full on 21 October 2008. Term loan A bore interest at LIBOR plus 3%, limited to a floor of 4% and term loan B bore interest at LIBOR plus 5%, limited to a floor of 7%. On 20 May 2005 the loan was repaid in full from the proceeds of the Admission of Micro Focus International Plc on to the Official List of the Financial Services Authority. Under the terms of the facility, as a result of an early termination due to the offering of the shares of the Company for public sale, term loan A was subject to a termination payment of $306,500 and term loan B was subject to a termination payment of $400,000 (if the loan is repaid prior to 31 July 2005) and term loan A is subject to a termination payment of $153,250 and term loan B is subject to a termination payment of $400,000.

The loan was subject to certain covenants with which the Operating Group had to comply. The Operating Group had to maintain a level of consolidated EBITDA, which, when multiplied by the specified multiples, had to always be above the level of outstanding debt. The Operating Group had to also maintain qualified cash of $10 million and was only permitted to make capital expenditures in any one fiscal year of $3 million. The Operating Group did not breach these covenants at any stage of the year to 30 April 2005.

16 Financial instruments

The Operating Group's financial instruments comprise cash, liquid resources, loans, and various debtors and creditors, such as trade debtors and trade and other creditors that arise directly from its operations. The Operating Group has not entered into any significant derivatives transactions.

The main risks arising from the Operating Group's financial instruments are credit risk, foreign currency risk and interest rate risk. The board reviews and agrees policies for managing each of these risks and they are summarised below. These policies have been in place since inception on 10 August 2001.

Credit risk

Financial instruments which potentially expose the Operating Group to a concentration of credit risk consist primarily of cash equivalents and accounts receivable. Cash equivalents are deposited with high-credit quality financial institutions. The Operating Group provides credit to customers in the normal course of business. Collateral is not required for those receivables, but ongoing credit evaluations of customers' financial conditions are performed. The Operating Group maintains an allowance for doubtful debts based upon the expected collectibility of accounts receivable. The Operating Group sells products and services to a wide range of customers around the world and, therefore, believes there is no material concentration of credit risk.

Foreign currency risk

The Operating Group's reporting currency is the US Dollar. The Operating Group has transactional currency exposures. Such exposures arise from sales or purchases in currencies other than the Operating Group's functional currency. In addition, the Operating Group has currency exposures to balances in currencies other than the Operating Group's functional currency. There were no hedging transactions in place at the years ended 30 April 2005 and 30 April 2004.

Short-term debtors and creditors

All of the Operating Group's debtors falling due within one year (other than bank deposits) and creditors falling due within one year (other than bank and other borrowings) are excluded from the tables below either due to the exclusion of short-term items or because they do not meet the definition of a financial liability, such as tax balances.

Interest rate risk and maturity profile of financial liabilities

The interest rate risk profile of the Operating Group's financial liabilities for the year covered by the consolidated financial statements was as follows:

	Total at floating rates		Total at fixed rates		Total book value	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Bank loans and overdraft	**111,250**	60,134	**–**	–	**111,250**	60,134
Finance lease obligations	**–**	–	**216**	–	**216**	–
Total	**111,250**	60,134	**216**	–	**111,466**	60,134

16 Financial instruments (continued)

Maturity of financial liabilities

The maturity profile of the carrying amount of the Operating Group's financial liabilities, other than short-term trade creditors and accruals during the period of consolidated financial statements was as follows:

	2005			2004
	Debt $'000	Finance lease obligations $'000	Total $'000	Total $'000
In one year or less, or on demand	**8,010**	**89**	**8,099**	10,097
In more than one year but not more than two years	**10,020**	**89**	**10,109**	10,097
In more than two years but not more than five years	**93,220**	**38**	**93,258**	39,940
Total	**111,250**	**216**	**111,466**	60,134

The weighted average interest rate for the finance lease obligations above was 8.5% and the weighted average period for which the interest rate was fixed was 24 months. There were no other financial liabilities with a fixed rate of interest in 2005 or 2004.

Floating-rate financial liabilities bear interest at rates based on relevant national LIBOR equivalents, which are fixed in advance.

Interest rate risk and currency profile of financial assets

	Total at floating rates		Total book value	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Cash at bank and in hand:				
US Dollars	**12,987**	9,162	**12,987**	9,162
Sterling	**1,255**	1,704	**1,255**	1,704
Euro	**7,865**	5,918	**7,865**	5,918
Other	**2,450**	470	**2,450**	470
	24,557	17,254	**24,557**	17,254
Current asset investments				
Euro	**4,670**	6,731	**4,670**	6,731
Other	**3,643**	435	**3,643**	435
	8,313	7,166	**8,313**	7,166
Total	**32,870**	24,420	**32,870**	24,420

16 Financial instruments (continued)

Borrowing facilities

The Operating Group has the following undrawn but committed revolver credit line available during the period covered by the consolidated financial statements in respect of which all conditions precedent had been met at that date:

	2005 Floating rate $'000	2004 Floating rate $'000
Expiring within one year	**750**	1,250
Total	**750**	1,250

Fair values of financial assets and financial liabilities

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. The Operating Group's financial assets and financial liabilities at 30 April 2005 and 30 April 2004 are deemed to be equal to their fair value at those dates.

Currency exposures

The tables below show the extent to which Group companies have monetary assets in currencies other than their local currency.

	Net foreign currency monetary assets			
	US Dollars $'000	Euros $'000	Other currencies $'000	Total $'000
30 April 2004				
Functional currency of Group operation:				
US Dollars	–	–	–	–
Euro	2,382	–	–	2,382
Sterling	79	116	–	195
Other	4,180	–	–	4,180
Total	**6,641**	**116**	–	**6,757**
30 April 2005				
Functional currency of Group operation:				
US Dollars	–	–	–	–
Euro	4,371	–	–	4,371
Sterling	20	221	–	241
Other	1,122	77	115	1,314
Total	**5,513**	**298**	**115**	**5,926**

17 Provisions for liabilities and charges

Deferred tax asset

	2005 $'000	2004 $'000
Deferred tax asset comprises:		
Accelerated capital allowances	**(6,126)**	(4,009)
Tax losses	**6,203**	6,680
Other timing differences		
Temporary	**3,645**	3,278
Permanent	**–**	49
Deferred tax asset	**3,722**	5,998
At beginning of year	**5,998**	9,506
Amount charged to profit and loss	**(2,276)**	(3,508)
At end of year	**3,722**	5,998

Permanent other timing differences relate to the tax effect of deferred revenue acquired within the North American businesses.

Tax losses carried forward at 30 April 2005 relate to the Operating Group's North American businesses and amount to approximately $19 million. Such losses can be carried forward without restriction for 20 years from the year of creation.

18 Called up share capital

	2005 number	2004 number
Authorised		
Class A ordinary shares of $0.00001 each	**86,428,000**	86,428,000
Class B ordinary shares at $0.00001 each	**2,800,000**	2,800,000
Class C ordinary shares at $0.00001 each	**1,386,000**	1,386,000
Class D ordinary shares at $0.00001 each	**1,386,000**	1,386,000
Class L ordinary shares at $0.00001 each	**8,000,000**	8,000,000
Total	**100,000,000**	100,000,000

	2005 number	2004 number
Allotted, called up and fully paid shares of $0.0001 each		
Class A ordinary shares of $0.00001 each	**41,426,245**	42,446,720
Class B ordinary shares at $0.00001 each	**2,169,375**	1,985,205
Class C ordinary shares at $0.00001 each	**1,386,000**	1,386,000
Class D ordinary shares at $0.00001 each	**–**	1,386,000
Class L ordinary shares at $0.00001 each	**4,143,291**	4,143,291
Total allotted, called up and fully paid share capital	**49,124,911**	51,347,216

18 Called up share capital (continued)

	2005 $	2004 $
Allotted, called up and fully paid		
Total allotted, called up and fully paid share capital	**491**	513

During the year ended 30 April 2005 the Operating Company issued 165,525 class A shares at a price of $0.05411 and 184,170 class B shares at prices ranging from $0.02 to $0.33 per share as a result of the exercise of options held under the Operating Group's Employee Share Option Plan. 200,000 class A shares at a price of $1.676 per share were also issued directly as part of another share-based compensation plan. On 18 April 2005 the Operating Company repurchased and cancelled 1,386,000 class D ordinary shares. 1,386,000 class A ordinary shares which were previously held as treasury shares were also cancelled at that date.

Each holder of an ordinary share is entitled to one vote for each share held at all meetings of shareholders and will be entitled to any dividends declared by the board of directors. On a return of capital in a winding up (or otherwise in liquidation) (but not in respect of any redemption, commission or purchase by the Operating Company) the holders of class L shares receive a preferential distribution equal to firstly the unpaid yield (at 12.5% per annum) and secondly the aggregate unreturned original cost of class L shares. After the distribution to class L shareholders, the holders of class A and class D shares are entitled to receive a preferential distribution up to three times their aggregate investment. After the distribution to class A and D shareholders, any remaining balance is distributable rateably to class L, A, B and D shares up to five times their aggregate investment. Thereafter any remaining balance is distributable rateably to class L, A, B and C shareholders. A distribution will only be made upon a liquidation event, or a winding up; no distribution will be made in the event of a change in control.

19 Share premium account

	2005 $'000	2004 $'000
At start of year	**2,946**	2,939
Premium on shares issued to equity shareholders	**505**	7
Cancellation of treasury shares	**(75)**	–
At end of year	**3,376**	2,946

20 Profit and loss reserve

	2005 $'000	2004 $'000
At start of year (deficit)	**(17,062)**	(3,296)
Retained loss for the year	**(61,251)**	(14,215)
Cancellation of treasury shares	**75**	–
Adjustment in respect of employee share option plans	**3,048**	449
At year end (deficit)	**(75,190)**	(17,062)

21 Other reserves

	2005 $'000	2004 $'000
Foreign currency translation reserve		
At start of year	**118**	(186)
Exchange adjustments offset in the year	**(287)**	304
(Deficit)/surplus at end of year	**(169)**	118

The foreign currency translation reserve arises upon the translation of wholly-owned foreign operations into US Dollars.

22 Cash flow from operating activities

Reconciliation of operating profit to net cash inflow from operating activities:

	2005 $'000	2004 $'000
Continuing operations		
Operating profit	**35,924**	25,239
Depreciation charge (net of loss on disposals)	**1,981**	1,849
Goodwill amortisation	**3,769**	3,769
Compensation share-option charge	**3,581**	840
(Increase) in stocks	**(38)**	(122)
(Increase) in debtors	**(12,320)**	(4,300)
Increase in creditors	**13,483**	4,451
Total net cash inflow from operating activities	**46,380**	31,726

23 Reconciliation of movements in net debt

	Cash in hand and at bank $'000	Current asset investment $'000	Debt due after more than one year $'000	Debt due within one year $'000	Finance lease creditor due after more than one year $'000	Finance lease creditor due within one year $'000	Total $'000
At 1 May 2004	17,254	7,166	(50,037)	(10,097)	–	–	(35,714)
Cash flows	5,821	1,147	(49,885)	2,344	42	–	(40,531)
Non-cash movements	–	–	(3,318)	(257)	(169)	(89)	(3,833)
Exchange movements	1,482	–	–	–	–	–	1,482
At 30 April 2005	**24,557**	**8,313**	**(103,240)**	**(8,010)**	**(127)**	**(89)**	**(78,596)**

23 Reconciliation of movements in net debt (continued)

	2005 $'000	2004 $'000
Movement in borrowings		
Debt due within one year:		
Repayment of part of bank loan	**(8,000)**	(8,866)
Debt due after one year:		
New secured bank loan	**115,000**	24,416
Repayment of part of bank loan	**(56,500)**	–
Increase in borrowings	**50,500**	15,550
Issue costs of new bank loan	**(2,959)**	(244)
Cash inflow	**47,541**	15,306

24 Employees and directors

Employee costs

	2005 $'000	2004 $'000
Staff costs for the Group during the year		
Wages and salaries	**59,257**	53,856
Social security costs	**5,769**	5,029
Other pension costs	**1,733**	1,674
Cost of employee share schemes	**3,581**	840
Total	**70,340**	61,399
Average monthly number of people (including executive directors) employed		
Sales and distribution	**183**	183
Research and development	**144**	141
General and administration	**159**	159
Total	**486**	483

Details of directors' emoluments are set out in the remuneration report.

Share-based compensation

The Operating Group has three equity-settled share-based compensation plans and one cash-settled share-based compensation plan, details of which are provided below.

2001 Share Purchase and Option Plan

The Operating Group has a share-based compensation plan ("plan") under which employees and directors may be granted options to purchase the Operating Company's ordinary shares (A and B shares). Under the terms of the plan the options have a maximum term of seven years. Whilst options can be exercised at any time, the expected date of a termination event is determined as the vesting date and the expected life of the options because no participant is able to transfer any interest in shares obtained under the plan until a termination event (described as a sale of over 50% of the assets of the Operating Group or an Initial Public Offering) has occurred. As of 30 April 2005, 15,532,000 (2004: 15,532,000) ordinary shares have been authorised for issuance under the plan and 13,966,840 (2004: 13,907,740) are available for future grant or re-grant.

24 Employees and directors (continued)

Options over ordinary shares held by employees under the plan, all of which were exercisable, were as follows:

	Options	Range of exercise prices	Weighted average exercise price	Weighted average remaining life (years) 2005 Expected	2004 Contractual
At 1 May 2004	1,462,955	$0.02 – $0.93	$0.17	2.3	5.0
Granted	51,700		$1.46		
Exercised	(349,695)		$0.10		
Forfeited	(110,800)		$0.24		
At 30 April 2005	1,054,160	$0.02 – $1.62	$0.24	0.0	3.8

The weighted average share price for options exercised during the year was $6.91. Of the 1,054,160 options over ordinary shares outstanding at 30 April 2005, 994,860 had an exercise price in the range of $0.02 and $0.39 per share and 59,300 had an exercise price in the range of $0.93 and $1.62 per share.

Options issued under the plan have been valued using the Black-Scholes option-pricing model. No performance conditions were included in the fair value calculations. The fair value per option granted and the assumptions used in the calculation are as follows:

Grant date	18/11/02	18/11/02	27/02/03	04/09/03	19/11/03	04/03/04	18/05/04	04/09/04	18/11/04
Class of share	A	B	B	B	B	B	B	B	B
Share price at grant date	$2.22	$2.22	$2.63	$3.15	$3.29	$2.94	$3.10	$3.80	$8.98
Exercise price	$0.05	$0.02	$0.02	$0.33	$0.39	$0.93	$1.04	$1.62	$1.40
Expected volatility	80%	80%	80%	80%	80%	80%	80%	80%	80%
Expected option life (years)	4	4	3	3	3	2	2	2	1
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%	0%	0%
Risk-free interest rate	4%	4%	4%	4%	4%	4%	4%	4%	4%
Fair value per option	$2.17	$2.20	$2.61	$2.87	$2.96	$2.23	$2.30	$2.57	$7.72

The expected volatility is based on historical volatility of comparable companies over the last three years. The expected life is the average expected period to exercise. The risk-free rate is the yield on zero-coupon UK government bonds of a term consistent with the expected option life.

The amount charged through the income statement in relation to the plan for the year ended 30 April 2005 was $1,504,000 (2004: $383,000).

Restricted Share Agreement

The Operating Group also operates a share-based compensation plan ("agreement") under which senior management may be granted options to purchase the Operating Company's ordinary shares (A, B and C shares). Under the terms of the agreement the options have a maximum term of ten years.

24 Employees and directors (continued)

Whilst options can be exercised at various times, the expected date of a termination event is determined as the vesting date and the expected life of the options because no participant is able to transfer any interest in shares obtained under the agreement until a termination event (as described under the 2001 Share Option Plan) has occurred. As at 30 April 2005 4,388,000 have been authorised for issue under the agreement.

Options issued under the agreement have been valued using the Black-Scholes option-pricing model. No performance conditions were included in the fair value calculations. The fair value per option granted and the assumptions used in the calculation are as follows:

Grant date	18/11/02	18/11/02
Class of share	A	B
Share price at grant date	$2.22	$2.22
Exercise price	$0.05	$0.02
Expected volatility	80%	80%
Expected option life (years)	4	4
Expected dividend yield	0%	0%
Risk-free interest rate	4%	4%
Fair value per option	$2.17	$2.20

There were no options over ordinary shares held by employees under the Restricted Share Agreement at any time during the year ended 30 April 2005. The amount charged through the income statement in relation to the agreement for the year ended 30 April 2005 was $137,000 (2004: $67,000).

Share issue

The Operating Group also operates a share-based compensation plan under which senior management are granted ordinary shares in the Operating Company. During the year ended 30 April 2005 the Operating Company issued 200,000 class A shares at a price of $1.67. This interest became immediately beneficially held. The share price at the date of issue was $8.70, based upon the valuation of the Operating Company prepared on a discounted cash flow basis, and therefore the fair value of the services received was $7.03 per share. No expected dividends were incorporated in the measurement of the fair value of the shares. The amount charged through the income statement in relation to the share issue for the year ended 30 April 2005 was $1,407,000 (2004: nil).

Equity Bonus Plan

On 29 April 2002 the board of directors approved the rules of the Equity Bonus Plan, a cash-settled share-based compensation plan. Under the rules of the Equity Bonus Plan eligible employees are awarded equity bonus units at the discretion of the board of directors. The earliest time that units issued under the plan can be realised is the completion of a termination event (described as a sale of over 50% of the assets of the Operating Group or an Initial Public Offering). The total number of units issued at 30 April 2005 was 194,625. The amount of any realisation payment for each unit will depend on the market value of one of the Operating Company's class A shares, called the sale price at the time of the termination event. This is compared to the unit's base price, which is calculated at the time of award of the unit with reference to the market value of the Operating Company's class A shares. The bonus awarded is the difference between the sale price and base price, subject to an overall limit on the sale price of ten times the base price (which ranges from $0.05 to $1.62).

The amount charged through the income statement in relation to the Equity Bonus Plan for the year ended 30 April 2005 was $533,000 (2004: $390,000).

25 Operating lease commitments

The Operating Group had annual commitments under non-cancellable operating leases expiring as follows:

	2005		2004	
	Land and buildings $'000	Other $'000	Land and buildings $'000	Other $'000
Annual commitments under non-cancellable operating leases expiring:				
Within one year	**266**	**132**	1,155	228
Within two to five years	**3,196**	**326**	1,967	392
After five years	**316**	**11**	232	–
Total	**3,778**	**469**	3,354	620

26 Other related-party transactions

During the year to 30 April 2005, management charges of $600,000 (2004: $600,000), were paid to a related party, Golden Gate Capital, which is the fund manager for CCG Investments (BVI), L.P., the ultimate parent company.

The interests of Golden Gate Capital, through CCG Investments (BVI), L.P. and other funds under its management, in the Operating Company's ordinary shares of $0.00001 are as follows:

	Number		
	A Shares	D Shares	L Shares
At 1 May 2004	35,903,620	1,386,000	4,143,291
Shares cancelled	–	(1,386,000)	–
At 30 April 2005	**35,903,620**	**–**	**4,143,291**

During the year to 30 April 2005, management charges of $600,000 (2004: $600,000) were paid to a related party, Parallax Capital, which is a minority shareholder.

27 Post balance sheet events

On 17 May 2005, the Company acquired the entire issued share capital of the Operating Company by way of a share-for-share exchange, pursuant to which the previous shareholders of the Operating Company were issued and allotted three ordinary shares in the capital of the Company for every one ordinary share the previously held in the Operating Company. On 17 May 2005, all the ordinary shares of the Company were admitted to the Official List and to the London Stock Exchange to be traded on its main market for listed securities.

On 20 May 2005 the outstanding debt of $110,625,000 was repaid in full.

28 Capital commitments and contingencies

The Operating Group had no capital commitments at 30 April 2005 (30 April 2004: nil). The Operating Group had no contingent liabilities, aside from the liability described in note 15, at 30 April 2005 (30 April 2004: nil).

29 Supplementary Information

Set out below is an annual analysis of revenue recognised between the principal product categories, which the directors use to assess the future revenue flows from the current portfolio of customers.

	2005 $'000	2004 $'000
Licence	**79,860**	64,211
Maintenance	**66,705**	57,980
Consulting	**4,080**	4,077
Total revenue	**150,645**	126,268

30 Earnings per share

The calculation of basic earnings per share has been based on the earnings attributable to ordinary shareholders of the Operating Company and the weighted average number of shares for each period. This is after taking account of the restructuring of the share capital resulting in previous shareholders of the Operating Company receiving three ordinary shares in the Company for every one share they previously held in the Operating Company.

The diluted earnings per share has been calculated after taking account of the share options.

Supplementary basic and diluted EPS have been calculated to exclude the effect of amortisation of goodwill. The adjusted numbers have been provided in order that the effect of the goodwill amortisation on reported earnings can be fully appreciated.

	2005			2004		
	(Loss)/ earnings $'000	Weighted average number of shares '000	Per share amount cents	(Loss)/ earnings $'000	Weighted average number of shares '000	Per share amount cents
Basic EPS						
Earnings attributable to ordinary shareholders	**17,549**	**147,375**	**11.91**	14,235	145,574	9.78
Effect of dilutive securities						
Options		**3,162**			4,388	
Diluted EPS						
Earnings attributable to ordinary shareholders	**17,549**	**150,537**	**11.66**	14,235	149,962	9.49
Supplementary EPS to exclude goodwill amortisation						
Basic EPS	**17,549**	**147,375**	**11.91**	14,235	145,574	9.78
Effect of goodwill amortisation	**3,769**			3,769		
Basic EPS excluding goodwill amortisation	**21,318**	**147,375**	**14.47**	18,004	145,574	12.37
Diluted EPS	**17,549**	**150,537**	**11.66**	14,235	149,962	9.49
Effect of goodwill amortisation	**3,769**			3,769		
Diluted EPS excluding goodwill amortisation	**21,318**	**150,537**	**14.16**	18,004	149,962	12.00

Micro Focus International Limited

Historical summary

	Nine months ended 30 April 2002 $'000	Year to 30 April 2003 $'000	Year to 30 April 2004 $'000	Year to 30 April 2005 $'000
Turnover	78,910	114,913	126,268	**150,645**
Cost of sales	(5,981)	(8,061)	(8,279)	**(6,327)**
Gross profit	72,929	106,852	117,989	**144,318**
Selling and distribution costs	(26,175)	(34,581)	(39,697)	**(48,106)**
Research and development	(13,978)	(20,214)	(22,350)	**(23,407)**
Amortisation of goodwill	(2,826)	(3,769)	(3,769)	**(3,769)**
Share-based compensation payments	(61)	(30)	(840)	**(3,581)**
Reorganisation costs	(3,528)	–	–	**(2,302)**
Other administrative expenses	(14,716)	(25,497)	(26,094)	**(27,229)**
Total administrative expenses	(21,131)	(29,296)	(30,703)	**(36,881)**
Operating profit	11,645	22,761	25,239	**35,924**
Net interest payable	(9,082)	(6,604)	(3,233)	**(8,274)**
Profit on ordinary activities before taxation	2,563	16,157	22,006	**27,650**
Tax on profit on ordinary activities	(5,093)	(5,650)	(7,771)	**(10,101)**
(Loss)/profit for the financial period	(2,530)	10,507	14,235	**17,549**
Dividends				
From share premium account	–	(17,500)	–	–
From realised and unrealised profit and loss reserves	–	(11,226)	(28,450)	**(78,800)**
Accumulated loss for the financial period	(2,530)	(18,219)	(14,215)	**(61,251)**
(Loss)/earnings per ordinary share				
Basic	(2.09)c	7.24c	9.78c	11.91c
Diluted	(2.03)c	7.09c	9.49c	11.66c
Earnings per ordinary share before goodwill amortisation				
Basic	0.24c	9.84c	12.37c	14.47c
Diluted	0.24c	9.63c	12.00c	14.16c

Notes

The Company did not trade before 30 April 2005. Therefore to provide shareholders with meaningful information the directors set out above the trading performance of the Operating Company from the time of the acquisition of the assets, liabilities and relevant trade from MERANT in August 2001.

Directors, Secretary, registered office and advisers

Directors
Kevin Loosemore (Non-executive Chairman)
Dr Anthony Hill (Executive director and Chief Executive Officer)
Richard Lloyd (Executive director and Chief Financial Officer)
David Dominik (Non-executive director)
Prescott Ashe (Non-executive director)
David Maloney (Non-executive director)
John Browett (Non-executive director)

Company Secretary, registered and head office
Jane Smithard
The Lawn
22-30 Old Bath Road
Newbury
Berkshire RG14 IQN
United Kingdom

Legal advisers
Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom

Auditors
PricewaterhouseCoopers LLP
9 Greyfriars Road
Reading
Berkshire RGI IJG
United Kingdom

Registrars
Lloyds TSB Registrar
The Causeway
Worthing
West Sussex BN99 6DA
United Kingdom

Brokers
UBS
2 Finsbury Square
London EC2 2PP
United Kingdom

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

Offices

Australia
Melbourne
Suite 109
566 St Kilda Road
Melbourne
Victoria 3004
T: +61 (0) 3953 32943
F: +61 (0) 3951 02822

Sydney
Level 1, 845 Pacific Highway
Chatswood, Sydney
New South Wales 2067
T: +61 (0) 2990 46111
F: +61 (0) 2990 46007

Belgium
Antwerp
Uitbreidingstraat 84/3
2600 Berchem
Antwerp
T: +32 (0) 3218 2126
F: +32 (0) 3218 2229

Canada
Montreal
Suite 228
750 Marcel Laurin Boulevard
Montreal
Quebec H4M 2M4
T: +1 800 280 9487
F: +1 514 855 9853

France
Paris
Tour Atlantique
La Defense 9
1 Place de la Pyramide
92911 La Defense Cedex
Paris
T: +33 (0) 1557 03013
F: +33 (0) 1557 03113

Germany
Dortmund
NL Dortmund
Emil-Figge Strasse 85
44227 Dortmund
T: +49 (0) 2317 5850
F: +49 (0) 2317 585555

Ismaning
Carl Zeiss Ring 5
D-85737 Ismaning
T: +49 (0) 8942 0940
F: +49 (0) 8942 094444

Ireland
Dublin
Office 104
Unit 3013 Lake Drive
Citywest Business Campus
Dublin 24
T: +353 (0) 1469 3100
F: +353 (0) 1469 3115

Italy
Milan
Via Cola Montana 21
20159 Milan
T: +39 0269 43401
F: +39 0269 434034

Rome
Via Caterina Troiani 71/79
00144 Rome
T: +39 0652 62191
F: +39 0652 621935

Japan
Tokyo
6th Floor Sumitomo Fudsan
Takanawa Park Tower
20-14 Higashi Gotanda
Shinagawa-Ku
Tokyo 141-0022
T: +81 (0) 3579 38550
F: +81 (0) 3579 8548

The Netherlands
Amsterdam
Regus Schipol Tetra
Suite 1-3
Siriusdreef 17-27,
WT, Hoofddorp 2132
Amsterdam
T: +31 (0) 2356 89138
F: +31 (0) 2356 89444

Norway
Oslo
Christiania Kontorsenter
Dronningens Gate 6
N-0152, Oslo
T: +47 (0) 2291 0720
F: +47 (0) 2291 0721

UK
Newbury
The Lawn
22-30 Old Bath Road
Newbury
Berkshire
RG14 1QN
T: +44 (0) 1635 32646
F: +44 (0) 1635 33966

Newbury
Units 1-4 Riverpark Ind Est.
Ampere Road
Riverpark Ind Est.
Newbury
Berkshire
RG14 2DQ
T: +44 (0) 1635 565399
F: +44 (0) 1635 528997

St Albans
Churchill House
26/30 Upper Marlborough
Road
St Albans
Herts
AL1 3UU
T: +44 (0) 1635 32646
F: +44 (0) 1635 565525

US
Beaverton
15220 NW Greenbrier Parkway
Suite 340
Beaverton
Oregon 97006
T: +1 503 716 1100
F: +1 503 614 1862

Durham
Suite 230
4825 Creekstone Drive
Durham
North Carolina 27703
T: +1 919 998 5260
F: +1 919 998 5261

Rockville
9420 Key West Avenue
Rockville
Maryland 20850
T: +1 800 872 6265
+1 301 838 5000
F: +1 301 838 5314

Nashua
Suite 29A
76 North Eastern Boulevard
Nashua
New Hampshire 03062
T: +1 603 589 2545
F: +1 603 595 7932

Sunnyvale
1001 West Maude Avenue
Sunnyvale
California 94085
T: +1 408 222 0300
F: +1 408 222 0303

Wayne
480 East Swedesford Road
Suite 100
Wayne
Pennsylvania 19087
T: +1 610 263 3400
F: +1 610 263 3700

Glossary

Admission or IPO The admission of the ordinary shares of the Company to the Official List and to the London Stock Exchange to be traded on its main market for listed securities

application (In an information technology context) computer software designed for a specific business purpose such as a payroll application. Micro Focus software products are specialised computer applications which are used by IT staff to develop and deploy their own business applications.

architecture (In an information technology context) sets out standard designs and engineering practices to achieve common goals – such as the way applications interact with users, with each other and with commercial packages. J2EE and Microsoft's .NET provide different architectural blueprints for commonly required application services, such as Internet connectivity, application security and data integrity.

Assembler (In an information technology context) a programming language which allows direct control of the hardware resources (such as the CPU and disks) in a computer system.

COBOL A programming language (COmmon Business Oriented Language), devised by Grace Hopper in 1959 based on the principles of simple English language instructions and syntax.

C and C++ Variants of a low-level programming language based on the principles of mathematical operations and logical abstractions to represent data being processed.

code (In an information technology context) computer instructions which form the basis of application software written using one of many programming languages and converted to a form suitable for execution by application development and deployment tools such as those sold by Micro Focus.

Combined Code The Combined Code on Corporate Governance, issued by the Financial Reporting Council in July 2003.

Company or **Micro Focus** Except as otherwise herein stated, Micro Focus International Plc.

computer system The computer hardware and software which together provide an operational environment for many computer applications serving the needs of many end-users.

deployment (In an information technology context) installation of a software application onto a computer system ready for operational use in a production environment.

development (In an information technology context) project work undertaken by the IT department of a business (or an independent software vendor) to create new software applications and to maintain and extend existing software applications.

end-user (In an information technology context) the person who uses a software application. This term is used in this document to refer to the person licensed to use Micro Focus software.

environment (In an information technology context) describes the specific hardware and operating system software that provides the operational foundation for many different computer applications.

FSA or Financial Services Authority The UK Financial Services Authority.

Golden Gate Capital Golden Gate Capital and its associates (as that term is defined in the Listing Rules).

Group The Company and its subsidiaries after Admission.

Java A programming language which has become very popular for new software applications, and in particular for Internet applications.

J2EE An operating environment for Java applications (Java 2 Enterprise Edition) which provides a standard architecture for commonly required application services, such as Internet connectivity, application security and data integrity.

legacy application Computer software designed for a specific business purpose, such as a payroll application, which has been in use (deployed) for some time and which forms part of the current business environment.

Listing Rules The Listing Rules maintained by the FSA in accordance with Section 74 of the Financial Services and Markets Act 2000 (as amended from time to time).

Linux A computer operating system which provides a common operating platform (environment) for software applications and which is available from independent software vendors for use on a wide range of contemporary servers such as those sold by SUN Microsystems, Hewlett Packard, IBM, Dell and many others.

mainframe A proprietary computer system which is designed to provide very high levels of reliability, availability and security suitable for deploying large-scale mission critical business applications.

MERANT MERANT plc.

migration (In an information technology context) a project to move an application from one operating platform (environment) to another.

MMA The Mainframe Migration Alliance, formed by Microsoft and Micro Focus in April 2004 (see http://www.mainframemigration.org).

.NET An operating environment for Microsoft Windows applications (built into recent editions of Microsoft Windows Server) which provides a standard architecture for commonly required application services, such as Internet connectivity, application security and data integrity.

Operating Company Micro Focus International Limited, a company incorporated in the Cayman Islands which, prior to Admission, was the holding company of the Operating Group.

Operating Group The Operating Company and its subsidiaries (excluding the Company) prior to Admission.

Parallax Capital Parallax Capital Partners LLC.

platform (In an information technology context) describes the specific hardware and operating system software that provides the operational foundation for many different computer applications.

run (In an information technology context) describes the act of operating a computer application.

service-oriented architecture A software architecture that permits the construction of applications in terms of aggregations of standard (and thus reusable) business services which potentially operate on a wide range and number of interconnected computer systems.

Share Exchange or share-for-share exchange On 17 May 2005 (immediately prior to the IPO) the Company became the holding company of the Group by acquiring the Operating Company in a share-for-share exchange, pursuant to which the previous shareholders of the Operating Company were issued and allotted three ordinary shares in the capital of the Company for every one ordinary share they previously held in the Operating Company.

systems integrator An individual or company that specialises in building complete computer systems by putting together components from different sources. Examples of systems integrators include Accenture, CSC and EDS.

UNIX A computer operating system which provides a common operating platform (environment) for software applications and which is available from hardware vendors such as SUN Microsystems, Hewlett Packard, IBM, Dell and many others for use on their servers.

Web Services A collection of technology standards (see http://www.ws-i.org) which together provide a common means for disparate IT groups to build computer systems which exchange information, often over the Internet. J2EE, .NET and Micro Focus tools support Web Services technology standards.

Windows (In an information technology context) a computer operating system sold by Microsoft (and under OEM license through many system vendors such as Dell) which provides a common operating platform (environment) for software applications.

Forward-looking statements

Certain statements contained in this annual report, including those under the captions Group at a glance, Chairman's statement, technology review, Chief Executive's review of operations, Chief Financial Officer's review, directors' report, corporate governance and remuneration report constitute "forward-looking statements". All statements other than statements of historical facts included in this annual report, including, without limitation, those regarding the Company's financial condition, business strategy, plans and objectives, are forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may" "will" or "should" or, in each case, their negative or other variations or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. Such risks, uncertainties and other factors include, among others: the level of expenditure committed to development and deployment applications by organisations; the level of deployment-related turnover expected by the Company; the degree to which organisations adopt web-enabled services; the rate at which large organisations migrate applications from the mainframe environment and the development of the Lift and Shift market; the continued use and necessity of the mainframe for business critical applications; the degree of competition faced by Micro Focus; growth in the information technology services market; general economic and business conditions, particularly in the United States; changes in technology and competition; and the Company's ability to attract and retain qualified personnel. These forward-looking statements speak only as at the date of this annual report. Except as required by the FSA, or bylaw, the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Micro Focus International Plc
The Lawn
22-30 Old Bath Road
Newbury
Berkshire UK
RG14 1QN
Tel: + 44 (0) 1635 32646
Fax: +44 (0) 1635 33966
Registered No. 5134647